UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM SB-2/A
              Registration Statement Under the Securities Act of 1933
                             (Amendment No.____)

                            Southern Ventures, Inc.
                (Name of small business issuer in its charter)

            Nevada                    1446                  63-1185800

   State or jurisdiction of     (Primary Standard        (I.R.S. Employer
  incorporation or organization     Industrial           Identification No.)
                             Classification Code Number)

   15000 Highway 11 North, Cottondale, Alabama 35453, Phone: (205) 556-3535
        (Address and telephone number of principle executive offices)

   15000 Highway 11 North, Cottondale, Alabama 35453, Phone: (205) 556-3535
    (Address of principal place of business or intended principal place of business)

      Donald R. Karr, 1188 West Bonanza Dr., Carson City, Nevada 89706,
                           Phone; (702) 887-1585
         (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. [ ]

Calculation of Registration Fee:

Title of Each    Dollar Amount   Proposed Maximum  Proposed Maximum  Amount of
  Class of        to be          Offering Price     Aggregate     Registration
Securities to    Registered          per Unit      Offering Price      Fee
be Registered

Common Shares     $5,000,000          $5.00          $5,000,000    $1,515.15

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Item 1.  Front of Registration Statement and Outside Front Cover of Prospectus

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell such securities. These securities have not been approved or disapproved by the Securities and Exchange Commission or any state Securities and Exchange Commission nor has the Securities and Exchange Commission or any state Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Initial Public Offering
December 18, 1997

                             Southern Ventures, Inc.

                               1,000,000 Shares

                             PRICE:  $5.00 Per Share

Southern Ventures, Inc. (the "Company") hereby offers for sale 1,000,000 shares at a price of $5.00 per share, the "Offering." Prior to this offering, there has been no public market for the common stock of the Company, the "Common Shares." There is no minimum number of shares a subscriber is required to purchase in order to subscribe to the offering hereby. The offering price for the Common Shares has been determined arbitrarily by the Company. See "Plan of Distribution."

There are no underwriters involved in this offering. The Common Shares will be sold by the Company on a "best efforts" basis through one or more officers and directors of the Company who will not receive compensation in connection with any offers or sales of the Common Shares. The Company may also retain licensed broker-dealers ("Agents") to sell the Common Shares on a "best efforts" basis. See "Plan of Distribution." The Company may terminate this offering at any time prior to the sale of all 1,000,000 shares of Common Shares offered hereby.

An agreement to purchase the Common Shares offered hereby (the "Subscription Agreement") accompanies this Prospectus. Subject to availability and the Company's right to reject subscriptions, in whole or in part, for any reason, shares of common stock may be subscribed for by completing, executing and returning the Subscription Agreement, together with payment for all shares subscribed for, to Southern Ventures, Inc. in the manner described under "Plan of Distribution" herein. In the Subscription Agreement, each subscriber represents and warrants to the Company that the subscriber (i) has received this Prospectus and in making a subscription is only relying on the representations set forth in this Prospectus and (ii) has indicated his or her true state of legal residence. A subscriber does not waive any rights under the federal securities laws by executing the Subscription Agreement. See "Plan of Distribution" for additional information regarding the offering and the procedures for subscribing for shares of common stock offered hereby.

                                              Underwriting
                             Price to the    Discounts and    Proceeds to the
              Shares            Public       Commissions (1)     Issuer (2)

Per Unit         1               $5.00            $0.50             $4.50
Total        1,000,000        $5,000,000         $500,000        $4,500,000

Notes:

(1) The Common Stock offered hereby is being sold directly by the Company on a "best efforts" basis. However if the Company retains Agents to sell the Common Stock offered hereby the Company will pay such Agents a selling commission of up to 10% of the gross offering proceeds attributable to Common Stock sold by such Agents. Such potential payments to Agents are reflected in this table and are otherwise reflected in this Prospectus. See "Plan of Distribution."

(2) Before deducting expenses of this issue estimated at $350,000, which will
    be paid from the proceeds of this offering.  See   "Plan of Distribution."


Item 2.  Inside Front and Outside Back Cover Pages of Prospectus

INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS IS HIGHLY SPECULATIVE DUE TO THE NATURE OF THE CORPORATION'S BUSINESS AND ITS PRESENT STAGE OF DEVELOPMENT. The Corporation has limited operating history and was recently incorporated to participate in the business of project acquisition and development. Subscribers must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation and those who are not prepared to do so should not invest. The Corporation anticipates that it will incur operating losses in the near term. See "Risk Factors."

After giving effect to this issue, the price of each Common Share offered hereunder exceeds the net tangible book value per common share at December 1, 1997 by $4.48, representing a dilution of 89.6%. See "Dilution."

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part, and the Corporation reserves the right to close the subscription books at any time without notice. It is expected that certificates for the Common Shares will be available for delivery on the closing of this offering.

                                TABLE OF CONTENTS
                                                                          Page

ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES                  3
PROSPECTUS SUMMARY                                                           3
BUSINESS OF THE COMPANY                                                      4
     Elmore Sand & Gravel, Inc.                                              6
     Riverside Grain Products, Inc.                                         10
     Riverside Carbon Products, Inc.                                        18
     Other Projects Under Development                                       22
     Business Development                                                   23
RISK FACTORS                                                                24
USE OF PROCEEDS                                                             27
DETERMINATION OF THE OFFERRING PRICE                                        28
DILUTION                                                                    28
SELLING SECURITY HOLDERS                                                    29
PLAN OF DISTRIBUTION                                                        29
LEGAL PROCEEDINGS                                                           30
MANAGEMENT                                                                  31
PRINCIPAL SHAREHOLDERS                                                      33
DESCRIPTION OF SECURITIES                                                   34
CAPITALIZATION                                                              34
INTEREST OF MANAGEMENT IN MATERIAL CONTRACTS                                34
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION                   35
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS                    37
EXECUTIVE COMPENSATION                                                      38
AUDITED FINANCIAL STATEMENTS                                                39
MANAGEMENT PREPARED SIX MONTHS FINANCIAL STATEMENTS                         46
INTEREST OF NAMED EXPERTS AND COUNCIL                                       51
DISCLOSURE OF COMMISSION POSITION OF
     INDEMNIFICATION FOR SECURITIES ACT LIABILITIES                         51
DESCRIPTION OF PROPERTY                                                     52
PURCHASER'S STATUTORY RIGHTS                                                54
MATERIAL CONTRACTS                                                          55


Item 3.  Summary Information and Risk Factors

           ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES

The head and principal office of the Company is located at 15000 Highway 11 North, Cottondale, Alabama 35453, phone number (205) 556-3535. The registered office is at 1188 West Bonanza Drive, Carson City, Nevada 89706, phone number
(702) 887-1585.

                             PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and is qualified in its entirety by information appearing elsewhere in this Prospectus. The financial statements and other data contained herein give effect to corporate organization that occurred prior to the date of this Prospectus and reflect an initial public offering price of $5.00 per share of common stock.

The Offering consists of 1,000,000 Common Shares offered at a price of $5.00 per share. Subscriptions for the Common Shares will be received, subject to rejection or allotment in whole or in part, and the Corporation reserves the right to close the subscription books at any time without notice. It is expected that certificates for the Common Shares will be available at closing. More detailed information appears elsewhere in this prospectus.

OFFERING:         1,000,000 Common Shares at $5.00 per Share.  See "Plan of
                  Distribution".

COMPANY: The principal business of the Company is to develop and implement projects which utilize waste or other low value resources as raw materials in the production of value added products related to the silica, wheat and carbon industries. The overall strategy is to modernize these industries by integrating new technology and control over raw material supplies.

USE OF PROCEEDS:  The Company will use the net proceeds to improve cash flow by retiring the preferred shares issued to Mr. Bobby Harvey as a result of the Company's acquisition of Elmore Sand &
                  Gravel, Inc. and Tuskegee Sand & Gravel, Inc. (collectively,
                  "Elmore").  See "Use of Proceeds" and "Business of the
                  Company".
DIRECTORS AND
MANAGEMENT:       The directors of the Corporation are Bobby H. Harvey
                  (Chairman), Chester I. Wright III, W. Benjamin Wood, David
                  Tucker, Elaine Knapp, and David Parsons. Bobby H. Harvey serves as CEO and President; Elaine Knapp serves as Secretary. The Audit committee will consist of Bobby H.
                  Harvey, Chester I. Wright III, and W. Benjamin Wood. The officers of the company are Bobby H. Harvey (CEO/President)
                  Chester I. Wright III (Treasurer), Elaine Knapp (Secretary),
                  David Parsons (Vice President), W. Benjamin Wood (Vice
                  President), Ross Tucker (Vice President), and Dennis
                  Saunders (Vice President).

RISK FACTORS:     Investment in the Common Shares must be regarded as highly speculative due to the nature of the Company's business and its present stage of development. The Company was recently incorporated, and has limited operational history. This offering is suitable only for those investors who are willing to rely on management of the Company and who can afford to lose their entire investment. See "Management,"
                  "Business of the Company" and "Risk Factors".

DILUTION:         After giving effect to this issue, the price of each Common
                  Share offered hereunder exceeds the net tangible book value per common share at December 1, 1997 by $4.48, representing a dilution of 89.6%. See "Dilution".

                                   RISK FACTORS

In evaluating the Company and its business, the following risk factors should be carefully considered before investing in the Common Shares of the Company. The Company's actual results could differ materially from those discussed in the Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

Offering Price and Lack of Established Market

Prior to this offering there has been no established trading market for the Company's common stock. The initial public offering price of the Common Shares offered hereby has been arbitrarily determined by the Company. There is no representation that the common stock can be resold at the offering price, and there can be no assurance that the price at which the Common Shares will trade in the public market after the Offering will not be lower than the initial public offering price. Prior to this offering there has been no market for the common stock and no market is expected to develop. The market price of the Common Shares could be subject to significant fluctuations in response to factors such as variations in the Company's anticipated or actual results of operations, limited trading volume in the Common Shares, general market conditions or the silica and charcoal briquette industries in general. See "Determination of Offering Price."

Control by Existing Management

Upon completion of this offering and the retiring of the preferred shares and, assuming all 1,000,000 shares offered hereunder are sold, the officers and directors of the Company as a group will control 61.3% of the outstanding voting stock, see "Principal Shareholders." The Chairman and CEO of the Company Mr. Bobby Harvey and members of his immediate family will control an aggregate of approximately 44.9%. It should be noted that Mr. Gordon Tucker is currently the shareholder, director and sole signing officer of National Synfuels, Inc. ("NSI") which owns 21.7% of the shares of the common stock of the Company. Upon completion of the offering, Mr. Tucker and members of his immediate family will control an aggregate of approximately 27.2% of the outstanding shares of the common stock of the Company, including the stock owned by NSI. Such control, which may have the effect of delaying, deferring or preventing a change of control of the Company, is likely to continue for the foreseeable future and significantly diminishes control and influence which future stockholders may have in the Company. See "Principal Shareholders." The purchasers of common stock pursuant to this offering will individually and collectively be minority shareholders. It should be noted that if the Company fails to achieve listing status on an exchange by January 16, 1997, the shares reserved for Archer Daniels Midland may be canceled and the $2,000,000 payment made due and payable at ADM's option. See "Material Contracts." This would change both the percentages listed above and the total debt of the Company.

The Company has not made provision in its Articles of Incorporation to be excluded from the Nevada Combinations With Interested Stockholders Act and the Nevada Acquisition of Controlling Interest Act. Such acts will have the effect of delaying or making it more difficult to effect a change in control of the Company.

The Company's Bylaws permit stockholders to take action by written consent in lieu of a meeting so long as holders of not less than a majority of the outstanding shares, or such greater percentage as may be required for the action proposed to be taken, participate in such consent.

Limited Operating History

The Company started operation on January 1, 1997 and was incorporated in the State of Nevada on February 7, 1997. Consequently, the Company's only operating history prior to that time was the start up activities of the promoters in negotiating agreements with Archer Daniels Midland Company and Sawmills in B.C., and related activities with Elmore, Southern Ventures, Inc. (Canada), Riverside Carbon Products, Inc., and Riverside Grain Products, Inc.

Contractual Arrangements and Sources of Financing

With respect to certain projects under negotiation and those to be pursued in the future, there can be no assurance that the Company will be able to obtain all necessary project development agreements, construction contracts, power sales contracts, product sales contracts, licenses and permits or satisfactory financing commitments.

Litigation

The Company is unaware of any pending (or basis for) litigation against it, its 100% owned subsidiaries, Elmore Sand & Gravel, Inc., Tuskegee Sand & Gravel, Inc., Southern Ventures, Inc. (Canada), Riverside Carbon Products, Inc. and Riverside Grain Products, Inc. Further, the Company is unaware of any pending (or basis for) litigation against any company with which it is affiliated not already made available through other means of public disclosure. However, there can be no assurance that material litigation will not be instituted against the Company or its subsidiaries in the future.

Changes in Tax Law

The Company, and where applicable, investors participating with it will develop and own particular projects primarily because of the positive revenue returns to be expected. The Company will conduct its business in a form so as to take advantage of all available tax shelters but, to the extent that any tax advantages to investors and the Company are affected by future changes in tax law, including 'accelerated cost recovery' legislation, individual financing in the future may be structured differently. Any such law and regulation change may have a significant impact on the Company.

Conflicts

Gordon Tucker is currently the Registered Agent, shareholder, Director and sole signing officer of National Synfuels, Inc. The Company currently licenses technology from National Synfuels, Inc. for use in its projects, and pays a royalty for each ton of raw material processed in accordance with the license, see "Material Contracts." For information on the ability to control or patent the design technology, see "Competition."

Dividends

The Company has paid no cash dividends on common stock since its inception. The Company currently intends to retain all earnings for use in the expansion of its business and other corporate purposes and therefore does not anticipate paying any cash dividends on common stock in the foreseeable future. The payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend, among other things, upon the Company's earnings, capital requirements and financial condition. The Company has incurred considerable debt and will require additional debt financing to complete the development of its business. The acquisition of such debt may require the Company to enter into covenants which may require onerous restrictions on the Company in payment of dividends. See "Dividend Policy."

Dependence on Key Personnel

The Company is substantially dependent upon the efforts and skills of its executive officers and management, particularly Bobby Harvey, the Company's CEO. Some of the officers of the Company have had experience in the development of 'waste to chemicals' projects. The officers have also had management experience in other areas critical to the business of the Company. The death, disability or other loss of services of executive officers in the short term could have a materially adverse impact on the profitability and success of the Company. See "Management."

Sufficiency of Proceeds of the Offering and Future Capital Requirements

There is no assurance that sufficient operating funds to complete the Company's business plan will be obtained as a result of this offering or from any other source.

The Company has incurred substantial indebtedness to finance its development activities. As a result, the Company is subject to the risk generally associated with debt financing, including the risk that its cash available for debt service will be insufficient to meet required payments of principal and interest, the risk of increased payments or negative amortization as a result of increases in interest rates in the case of indebtedness which bears interest at a variable rate and the risk that indebtedness requiring balloon principal payments may not be able to be repaid or refinanced when due. Furthermore, in the case of indebtedness secured by the Company's real property, upon a default by the Company in its payment obligations, the property could be foreclosed with a consequent loss of income and asset value to the Company. The Company's indebtedness is generally fully recourse to the Company. Accordingly, in the event of a default by the Company under its indebtedness, the lender may proceed against all Company assets to satisfy its debt and is not limited to the specific real property pledged as security therefor.

On a pro forma basis after giving effect to the anticipated use of net proceeds of the Offering, total indebtedness of the Company would have been approximately $7.4 million. There can be no assurance that the Company will be able to repay or refinance its indebtedness (on acceptable terms or at all) as it becomes due. Future growth of the Company will depend on the Company's borrowing capacity and its ability to raise capital. There can be no assurance that the Company will continue to have access to funds sufficient to finance future growth or, if available, that funds will be available on terms acceptable to the Company.

Competition

The processing of selected wastes into salable products has been common for many years. Although some companies are in the process of developing technology to process waste materials, no identifiable company known to management has yet entered the field of total waste utilization by controlling the largest sources of a selected waste product such as waste wood for a specific application. Many companies with greater financial resources than the Company have the personnel and facilities to rapidly develop in this field. The Company does not believe that patents are available to protect all of its processes from use by competitors. The Company has no plans to seek patent protection for process design or technologies.

Legislative Changes

Unforeseen changes in government legislation or regulations could negatively impact the Company's mining operations. Currently the Company is fully licensed to conduct its mining operations in Alabama. The Company is unaware of any pending legislation that would prevent the Company from conducting its mining business.

Contractual Obligations

Once the charring plants are built, the Company will assume the risk of accepting wood waste whether or not the market for char remains strong. After the Company starts accepting wood residue, it will face the economic viability of wood waste disposal if this raw material is not converted to char.

Regulatory Approvals

Although some environmental and construction permits have been obtained, there is no guarantee that the Company will successfully secure future regulatory approvals that may be required in a timely manner, or at all. Delays in receiving or inability to obtain regulatory approvals or required permits could adversely affect the attainment of company goals or revenue projections.

Technology

The technology to successfully convert wood waste to chars has been proven by the Company during tests run on a pilot scale plant. However, this technology has not been proven on a commercial scale. There are no guarantees that product yields obtained during pilot testing will be achieved nor that marketable chars will be produced on a commercial scale.

Dilution

Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. Additional dilution will occur upon the exercise of outstanding warrants. See "Dilution."

Shares Eligible for Future Sales

Upon consummation of this offering, the Company will have outstanding 21,897,400 shares of Common Stock. The 1,000,000 shares of common stock offered hereby will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act").

Sales of substantial amounts of Common Shares in the public market after the Offering, or the perception that such sales could occur, could adversely
affect the market price for the Common Shares.   The Common Shares
held by the existing stockholders will be eligible for sale in the public market in the quantities and manner permitted by Rule 144 promulgated under
the Securities Act of 1933, as amended (the "Securities Act").   See
"Management."

Authorization of Preferred Stock

Upon completion of this Offering, the preferred shares currently issued and outstanding will be retired, giving the Board of Directors the authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the rights of holders of

Common Shares and under certain circumstances make it more difficult for a third party to gain control of the Company. No shares of preferred stock will be outstanding upon completion of the Offering, and the Company has no current plans to issue any shares of preferred stock. See "Description of Securities."


Item 4.  Use of Proceeds

The net proceeds will be used by the Corporation to improve cash flow by retiring the preferred shares issued to Mr. Bobby Harvey as a result of the Company's acquisition of Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc.; to retire part of the Company's currently outstanding debt to shareholders; and to provide operating capital required to continue the development of the other projects of the Company. See "Business of the Company."

The Common Shares offered hereby is being sold on a "best efforts" basis and there can therefore be no assurance that the Company will receive the estimated $5.0 million in net proceeds anticipated from this offering. If all of the Common Shares offered hereby is not sold, then the Company will be unable to fund all the intended uses described herein for the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital generated by the Company. Such alternative sources or working capital may be unavailable to the Company. To the extent that the Company receives less than the maximum $5.0 million in estimated net proceeds (after the payment of all expenses related to the offering hereby), the Company will use any net proceeds to retire the preferred shares.

The following table indicates the uses to which the Company proposes to put these funds:

                                                               Offering

Proceeds from this Offering                                    $5,000,000

1. Agent's Commissions and Expenses                               500,000
2. Costs of this issue (including listing legal fees)             350,000
3. Retiring of 10,000,000 preferred shares                      5,000,000

                                                               $5,850,000 (1)
Notes:

(1) The additional $850,000 required for the expenses of the Offering will be raised though cash flow from operation or other means.


Item 5.  Determination of Offering Price

Prior to the Offering hereby, there has been no public market for the Company's common stock. The price to the public has been arbitrarily determined by the Company and may not be indicative of the market price for the Common Shares after this Offering. The Company makes no representations as to any objectively determinable value of the Common Shares. Factors considered in determining the Offering price were primarily based on the potential cash flows of the projects currently under development and the stage of development of those projects.


Item 6.  Dilution

The pro forma net tangible book value of the Company at December 1, 1997, after giving effect to the retiring of the preferred shares, was $6,286,901, or $0.30 per share. Pro forma net tangible book value per share represents the Company's pro forma net tangible assets less total liabilities, divided by the number of shares of common shares outstanding. The acquisition of Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc. during the current fiscal period was reported as a pooling of interest in the Company's financials. The Company considered this to conform to GAAP and the original intent of the parties. With the subsequent planned transaction to retire the Preferred Shares issued, the Company may restate this acquisition to fully comply with the guidelines of APB 16 "Accounting for Business Combinations." The effects of restating this acquisition as a purchase would step-up the basis of the assets, increase goodwill and increase addition paid-capital. The Proforma dilution takes this into effect. After giving effect to the sale by the Company of the Common Shares offered hereby at an assumed initial public offering price of $5.00 per share and the application of the net proceeds therefrom, the pro forma net tangible book value of the Common Shares at December 1, 1997 would have been approximately $11.3 million, or $0.52 per share. This represents an immediate increase in pro forma net tangible book value of the Common Shares of $0.22 per share to existing stockholders and an immediate dilution of $4.48 per share to purchasers of common shares in the

Offering. The following table illustrates the dilution per share to the purchasers of the Common Shares in the Offering:

Assumed initial public offering price per share...........     $5.00
   Pro forma net tangible book value per share as
         of December 1, 1997..............................     $0.30
   Increase per share attributable to the Offering........     $0.22
Pro forma as adjusted net tangible book value per
         share after the Offering.........................     $0.52
Dilution per share to new investors.......................     $4.48

The following table sets forth, on a pro forma basis after giving effect to the retiring of the preferred shares previously issued, the number of shares of capital stock issued by the Company, the total consideration paid and the average price per share paid by the existing stockholders and the new investors purchasing shares of common shares in the Offering, assuming an initial public offering price of $5.00 per share, before deducting underwriting discounts and estimated offering expenses.

                           Shares Purchased  Total Consideration Average Price
                                                                     per Share
                            Amount   Percent      Amount  Percent

Previous Shareholders    18,937,400     86.5   $4,286,901   38.0%        $0.23
New Shareholders          1,000,000      4.6   $5,000,000   44.3%        $5.00
Archer Daniels Midland    1,960,000      9.0   $2,000,000   17.7%        $1.02
Company

Total                    21,897,400    100.0  $11,286,901  100.0%        $0.52

It should be noted that if the Company fails to achieve listing status on an exchange by January 16, 1998, the shares reserved for Archer Daniels Midland may be canceled and the $2,000,000 payment made due and payable at ADM's option. See "Material Contracts." This would change both the dilution listed above and the total debt of the Company.


Item 7.  Selling Security Holders

All securities offered hereby are being sold by the Company. No other shareholders are selling securities as a part of this Offering.


Item 8.  Plan of Distribution

General

The Company is offering to sell up to 1,000,000 shares of its Common Shares. The Common Shares will be sold by the Company on a "best efforts" basis through one or more officers and directors of the Company who will not receive compensation in connection with any offers or sales of the Common Shares. The Company may also retain licensed broker-dealers ("Agents") to sell the Common Shares on a "best efforts" basis. There are no underwriters involved in this offering. If the Company retains Agents to sell the Common Shares offered hereby, the Company will pay such Agents a selling commission of up to 10% of the gross offering proceeds attributable to Common Shares sold by such Agents. The Company and the Agents, if any, will, in all likelihood, agree to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

The Common Shares will be sold at the price of $5.00 per share. There is no minimum number of shares a subscriber is required to purchase in order to subscribe to the offering hereby. The Company reserves the right to withdraw, cancel or modify the offering hereby and to reject subscriptions, in whole or in part, for any reason.

Subscription Procedures

An agreement to purchase the Common Shares offered hereby (the "Subscription Agreement') accompanies this Prospectus. Subject to availability and the Company's right to reject subscriptions, in whole or in part, for any reason, Common Shares may be subscribed for by completing, executing and returning the Subscription Agreement, together with payment for all shares subscribed for, to Southern Ventures, Inc., 15000 Hwy. 11N. Cottondale, AL 35453. The Company's acceptance of a subscription shall be evidenced solely by the delivery to the subscriber of a written confirmation of sale. Receipt by the Company of a Subscription Agreement and/or deposit by the Company of payment for the subscribed shares as described below shall constitute acceptance of a subscription. The subscription payments will be deposited into the Company's account at AmSouth Bank of Tuscaloosa by the Company.

The Company will promptly refund any monies collected and attributed to a subscription, or portion thereof, rejected by the Company and pay to each rejected subscriber all interest earned by the Company, if any, on such subscriber's rejected escrowed subscription payment, or portion thereof. However, unless the Company cancels this offering or rejects a subscription, in whole or in part, subscribers will have no right to a return of their subscription payment.

Stock certificates will not be issued to subscribers until such time as the funds related to the purchase of Common Shares by such subscribers are deposited by the Company. Until such time as stock certificates are issued to the subscribers, the subscribers will not be considered shareholders of the Company.

Warranties by Subscribers

In the Subscription Agreement, each subscriber represents and warrants to the Company that the subscriber (i) has received this Prospectus and in making a subscription is only relying on the representations set forth in this Prospectus and (ii) has indicated his or her true state of legal residence.

Each potential investor should carefully read this Prospectus in its entirety prior to purchasing shares of the Common Shares offered hereby. The warranty given to the Company by each subscriber indicating that the subscriber has received this Prospectus and is only relying on the representations set forth herein provides the Company with some comfort that each subscriber has read this Prospectus. To the extent permitted by federal and state securities laws, the Company might assert its rights under this warranty to rebut a subscriber's claim that he or she relied on any oral representations or written representations other than those set forth in this Prospectus.

In some states, for various reasons, the Company will not obtain permission to sell the Common Shares offered hereby. The Company will reject subscription agreements received, if any, from residents of such states. The warranty given by each subscriber indicating the subscriber's true state of legal residence will assist the Company in complying with state securities laws. The Company might assert its rights under this warranty if a misrepresentation by a subscriber resulted in the Company selling shares of common stock in a state in which the Company was not permitted to sell such shares in violation of such state's securities laws. A subscriber does not waive any rights under the federal securities laws by executing the Subscription Agreement.

Termination of Offering

The Company may terminate this Offering at any time prior to the sale of all 1,000,000 Common Shares offered hereby.


Item 9.  Legal Proceedings

To the best knowledge of the Directors and officers of the Company, there is no pending or threatened action, suit or proceeding before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries, of a character required to be disclosed in the Prospectus, and there is no franchise, contract or other document of a character required to be described in the Prospectus, or to be filed as an exhibit, which is not already described or filed; and the statements included or incorporated in the Prospectus describing any legal proceedings or material contracts or agreements relating to the Company fairly summarize such matters as of the date thereof.

Neither the issue and sale of the Securities, nor the consummation of any other of the transactions herein contemplated, nor the fulfillment of the terms hereof, nor the delivery of shares of Southern Ventures, Inc. and Subsidiary(s) Common Shares upon the exchange of the Securities will conflict with, result in a breach of, or constitute a default under the charter or by-laws of the Company or the terms of any indenture or other agreement or instrument known to such counsel and to which the Company or any of its subsidiaries is a party or bound, or any order or regulation known to such counsel to be applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Company or any of its subsidiaries.


Item 10. Directors, Executive Officers, Promoters and Control Persons

The names of the executive officers and directors of the Company, their respective ages and positions with the Company are as follows:

       Name                     Age  Position with the Company

       Bobby H. Harvey          60   Chairman of the Board & CEO
       Chester I. Wright III    37   Treasurer and Director
       E. Elaine Knapp          28   Secretary and Director
       W. Benjamin Wood         31   Vice President and Director
       David Parsons            49   Vice President and Director
       Ross G. Tucker           35   Vice President and Director
       David Tucker             37   Director
       Dennis Saunders          49   Vice President
       Linda Luszczak           45   Pres. of Riverside Grain Prod.

All directors hold office until the next annual shareholders meeting of the Company or until their successors have been elected and qualified. Executive officers serve at the discretion of the board of directors.

Mr. Bobby Harvey                                  Chairman , CEO and President
Mr. Harvey currently serves as Chairman, CEO and President of Southern Ventures, Inc. Mr. Harvey also serves as the CEO and President of Elmore Sand and Gravel, Inc. Mr. Harvey has over 25 years of experience in the silica mining and trucking industries. Mr. Harvey bought Elmore Sand and Gravel, Inc. from Bankruptcy Court in 1992 and has turned the operation into one of the nation's leading silica mining operations. Prior to acquiring Elmore Sand and Gravel, Inc., Mr. Harvey owned and operated Tuskegee Sand and Gravel, Inc. and was a major partner in Walt's Sand and Gravel, Inc. From 1972 to 1984, Mr. Harvey owned and operated Harvey Trucking, Inc. Mr. Harvey continues to provides consulting to other mining operations and is highly regarded in the silica mining industry for his expertise. Mr. Harvey also serves as the CEO/President and Director of Elmore Sand and Gravel, Inc. and Tuskegee Sand and Gravel, Inc.

Mr. Chester I. Wright III                             Treasurer and Director
Before joining the Company, Mr. Wright took on the responsibility of overseeing all operational and financial management of a real-estate office as a comptroller for ERA American Brokers, Inc. In this position he supervised over 40 people. Mr. Wright's implementation of innovative programs and financial management after accepting the position of comptroller of the ERA office resulted in an increase in annual revenues from $35 million to over $50 million in just two years. Prior to his employment at ERA, Mr. Wright was a partner in Wright Services, Inc. where he implemented a program that tripled profits over a four year period. Mr. Wright has been an invited speaker at regional ERA conventions and has been published in the fields of real-estate transactions and tax accounting.

Ms. Elaine Knapp                                      Secretary and Director
Ms. Knapp has considerable experience in operational management of entrepreneurial enterprises. As the president of The Underwater Connection, Inc., Ms. Knapp was responsible for supervising all operations and management of the company, and for insuring progress in attaining company goals. Ms. Knapp had previously been responsible for accounting and purchasing at Synchem International, Inc., and has been involved with the preparation and evaluation of corporate finances. Before joining Synchem, Ms. Knapp worked for JVC Disc America where she was responsible for developing and implementing a new system for quality control, which required an intimate and comprehensive understanding of every aspect of production. Ms. Knapp is also able to communicate effectively in French, and is familiar with Norwegian, Serbo-Croatian and American Sign Language.

Mr. W. Benjamin Wood           Vice President of Public Relations and Director
Mr. Wood's previous experience at Home Box Office, Inc. and Manning, Selvage and Lee Public Relations required the organization of national marketing campaigns with multi-million dollar budgets. He successfully administered the proper execution and distribution of marketing funds, and was responsible for analyzing the campaign results to determine the effectiveness of both the funds spent and the tactics used in the various markets. Mr. Wood has already developed a corporate public relations and communications plan to introduce the Company to financial markets. Mr. Wood's education is in advertising and public relations with a B.A. in Public Relations granted by the University of Alabama. Mr. Wood also serves as CEO and Director of Southern Ventures, Inc. (Canada).

Mr. David Parsons           Vice President of Project Development and Director
As Manager of the Environmental Assessment Branch of the B.C. Ministry of Environment, Lands and Parks, Mr. Parsons was responsible for supervising several senior staff members in the environmental assessment of major industrial, mining and energy projects. Mr. Parsons has 18 years of experience working for the Ministry of Environment and has participated in writing environmental legislation such as the Environmental Assessment Act. Throughout his career, Mr. Parsons has been responsible for coordinating hundreds of environmental impact assessments. Mr. Parsons received a M.Sc. in Soil Science and Land Use Planning from the University of British Columbia as well as a Diploma in Elementary Education and a B.Sc. in Agriculture. Mr. Parsons also serves as President and Director of Riverside Carbon Products, Inc.

Mr. Ross Tucker                                    Vice President and Director
Mr. Tucker's previous experience as President of Chesapeake Capital Corp. has given him a great deal of experience in providing management for corporate operations. As Production Manager and Supervisor for companies such as Exact, Inc. and Bill Rivers Corp., Mr. Tucker was responsible for the supervision of 30 shop and design personnel, and developed and implemented a production line for the manufacturer of freezer storage units for Winn Dixie Food Products Co. Over the last 16 years, Mr. Tucker has been involved in almost every aspect of the fabrication industry from heavy I-beam construction and high pressure thermal processing equipment fabrication to precision sheet metal work and the fabrication of special alloy parts for the stealth fighter. Mr. Tucker has received over 10 certifications including governmental welding certifications, Statistical Processes Control and Instrumentation (SPCI), and project management.

Dr. David Tucker                                                      Director
In addition to the administrative and management skills gained as President of International Refractory Services, Dr. Tucker has 15 years of experience in engineering, design and construction of projects involving chemical synthesis. As a chemical design engineer and consultant for Midwest Pacific, Inc., Dr. Tucker was responsible for the start-up and modification of prototype industrial capacity plants designed to convert wood waste into oils through
ablative fast pyrolysis.   Dr. Tucker has a Ph.D. in Physical Chemistry and
has performed extensive research in coal chemistry and the synthesis of chemicals from biomass. His undergraduate degrees are in Synthetic Fuels Science and in Aviation. He has been published frequently in technical journals and is a member of several scientific research societies.

Mr. Dennis Saunders                                    Vice President of Sales
Mr. Saunders previous position as general manager for Heartland Wheat Growers (Farmland Industries) required the supervision of all operational management of the company including sales, financial, operations, warehousing, and distribution. Mr. Saunders was also responsible for managing the construction of a $30 million wheat starch and gluten plant, and managed the supervision of 55 employees. As a national sales manager for ADM, Mr. Saunders was responsible for wheat and cornstarch product sales throughout North America. Overall, Mr. Saunders has 30 years of experience in the food products industry. Mr. Saunders is a member of several professional associations and has been published in the TAPPI Journal.

Ms. Linda Luszczak                       President of Riverside Grain Products
In her position as plant manager for ADM, Ms. Luszczak gained considerable experience in all aspects of plant management including operating efficiency, cost control, health and safety issues, regulatory compliance, quality assurance, and performance management of 80 employees. During her employment with ADM as plant manager, Ms. Luszczak was able to increase productivity by 20% while reducing manufacturing costs over a three year period. Twelve of
Ms. Luszczak's 20 years of experience in the starch and gluten industry are in
direct operational management.   Ms. Luszczak's education is in chemistry with
 a B.Sc. in Chemistry granted by the University of Western Ontario, and further studies in Quality Management and Statistical Process Control at Clemson University.


Item 11. Security Ownership of Certain Beneficial Owners and Management

The table below identifies the control positions of the Directors and officers of the Company and individuals (or organizations) that are known to hold more than 5% of the common shares as of October 24, 1997, after giving effect to sale of Common Shares offered hereby. All shares are owned directly.

Name of Beneficial Owner          Amount of  Class of  Percent of   Percent of
                                     Shares  Shares   Class prior  Class after
                                 Controlled           to Offering     Offering

Bobby Harvey(1)                 10,000,000   Preferred      100.0         0.0
Bobby Harvey                     9,841,000   Common          47.1        44.9
Chester I. Wright III              475,000   Common           2.3         2.2
David Tucker                       725,000   Common           3.5         3.3
David Parsons                      475,000   Common           2.3         2.2
Elaine Knapp                       475,000   Common           2.3         2.2
Ross Tucker                        475,000   Common           2.3         2.2
W. Benjamin Wood                   475,000   Common           2.3         2.2
David Parsons                      380,000   Common           1.8         1.7
Dennis Saunders                    100,000   Common           0.5         0.5
National Synfuels, Inc.(2)       4,750,000   Common          22.7        21.7
Archer Daniels Midland(3)        1,960,000   Common           9.4         9.0
Other Shareholders                 766,400   Common           3.7         3.5

Previous Shareholders           20,897,400   Common         100.0        95.4

New Investors                    1,000,000   Common                       4.6

Total Voting Shares             21,897,400                              100.0

(1) All of the preferred shares will be retired upon consummation of the Offering.

(2) National Synfuels, Inc. is currently controlled by Mr. Gordon Tucker. See "Interest of Management in Material Contracts."

(3) It should be noted that if the Company fails to achieve listing status on an exchange by January 16, 1998, the shares reserved for Archer Daniels Midland may be canceled and the $2,000,000 payment made due and payable at ADM's option. See "Material Contracts."


Item 12. Description of Securities

The Company is authorized to issue 40,000,000 Common Shares with a par value of $0.001, of which, as at the date hereof, 21,897,400 are issued and outstanding as fully-paid and non-assessable. See "Prior Sales", "Material Contracts".

The holders of Common Shares are entitled to dividends if, as and when declared by the directors, to one (1) vote per common share at meetings of the holders of the Common Shares and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares. All of the Common Shares to be outstanding upon completion of this Offering will be fully-paid and non-assessable.

The Amended Certificate of Incorporation of the Company authorizes the issuance of 10,000,000 shares of undesignated preferred stock, par value $0.001 per share (the "Preferred Shares"). As at the date hereof, 10,000,000 Preferred Shares have been issued in the acquisition of Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc. These shares have full voting rights and dividends equal to 80% of the net earnings from Elmore. Upon completion of this Offering, all of the Preferred Shares currently issued will be retired, at which time the Board of Directors has the authority, without further vote or action by the stockholders to issue the undesignated Preferred Shares in one or more series and (subject to the limitations prescribed by law) to fix all rights, qualifications, preferences, privileges, limitations and restrictions of each such series, including dividend rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. Although it currently has no plans to do so, the Board of Directors, without stockholder approval, can issue preferred shares with voting and conversion rights which could adversely affect the voting power of the holders of Common Shares. The issuance of Preferred Shares may have the effect of delaying, deferring or preventing a change in control of the Company. The Preferred Shares are entitled to a priority over the Common Shares with respect to payment of dividends and distribution of assets upon liquidation of the Company. See "Risk Factors." The Company has no present intent to issue shares of Preferred Shares.

                                 CAPITALIZATION

                                            Amount               Amount
                         Amount       Outstanding before   Outstanding after
                       Authorized         the Offering        the Offering

   Common Shares       40,000,000          20,897,400          21,897,400
   Preferred Shares    10,000,000          10,000,000             nil


Item 13. Interest of Named Experts and Council

No expert or council engaged by the Company has an interest in the Company's securities exceeding $50,000.


Item 14. Disclosure of Commission Position of Indemnification for Securities Act Liabilities

The Company's Articles of Incorporation provide that, pursuant to Nevada law, each director shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to the Company and its stockholders. In addition, the Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. The Company also contemplates entering into indemnification agreements with its officers and directors.

The Company's Articles of Incorporation provide that no officer or director will be personally liable to the Company or any stockholder for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of dividends in violation of the Corporation Law. If the Corporation Law is amended or interpreted to eliminate or limit further the personal liability of directors or officers, then the liability of all directors and officers automatically will be eliminated or limited to the full extent then so permitted. These provisions in the Articles of Incorporation do not eliminate the fiduciary duties of the directors and officers and, in appropriate circumstances, equitable remedies such as injunctive relief or other forms of non-monetary relief will remain available under Nevada law. In addition, these provisions do not affect responsibilities imposed under any other law, such as the federal securities laws or state or federal environmental laws.

The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted under the Corporation Law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. The Company intends to seek liability insurance for its officers and directors.

Prior to the consummation of the Offering, the Company anticipates that it will enter into separate indemnification agreements with each of its directors and officers. These agreements will require the Company, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions involving intentional misconduct, fraud or a knowing violation of law), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to cover such persons under any directors' and officers' liability insurance policy maintained by the Company. These indemnification agreements will be separate and independent of the indemnification rights under the Bylaws and are irrevocable.

The Company believes that these provisions of the Articles of Incorporation and Bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification pursuant to the foregoing provisions against liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company, the Company has been informed that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the securities Act and will be governed by the final adjudication of such issue.


Item 15. Organization Within Last Five Years

On January 1, 1997 the Company acquired from Mr. Gordon Tucker and Mr. Bobby Harvey certain assets in the amount of $439,860.37; an unsecured note was made payable jointly to Mr. Tucker and Mr. Harvey at a rate of interest of 8%. Those assets included: automobiles, computers, office equipment and supplies, shop equipment and supplies, leasehold improvements, real property purchase options and interest in projects that were in the process of being developed. The Company has obtained cash and has issued various notes payable to Mr. Harvey with outstanding balances through June 1997 of $295,409.

On February 4, 1997 the shareholders of the Company entered into an agreement with Mr. Bobby Harvey to participate in an IRS Code Section 368(a)(1)(B) reorganization, in which Southern Ventures, Inc. obtained 100% ownership of the Elmore in exchange for ten million (10,000,000) shares of voting preferred stock of Southern Ventures, Inc. As a result of this transaction, Mr. Harvey has been elected Chairman of the Board of Directors and CEO of Southern Ventures, Inc. (USA). On October 22, 1997 the transaction was consummated between Mr. Harvey and Southern Ventures, Inc.

On February 7, 1997 the Company entered into a royalty agreement with National Synfuels, Inc. whereby the Company has the sole and exclusive right to use technology which is patented under U.S. Patent # 4,385,905 (System and Method for Gasification of Solid Carbonaceous Fuels) issued by the U.S. Patent Office on May 31, 1983, in exchange for a royalty of two ($2.00) dollars per dry ton of wood processed into charcoal or fuels. This agreement includes the right of the Company to sublicense this technology. See "Material Contracts."

Item 16. Description of Business

Executive Summary for Southern Ventures, Inc.

Southern Ventures' principal objective is to establish a highly profitable manufacturing base in North America by modernizing specific business facilities in declining industries and controlling raw material supplies. New technologies will replace obsolete manufacturing techniques and substantially reduce production costs. Control over raw material supplies will ensure Southern Ventures' corporate stability, production efficiency and long term growth potential.

The Company is organized to focus on rebuilding the charcoal briquette industry and improving operations in the grain processing and mineral mining industries. Figure 1 shows the current organizational structure of the Company.

          (This figure shows the parent company SOUTHERN VENTURES (U.S.)
          from which two subsidiary companies branch off. These include
           ELMORE SAND & GRAVEL and SOUTHERN VENTURES (CANADA). Below
            SOUTHERN VENTURES (CANADA) are two additional subsidiary
           companies. These are RIVERSIDE GRAIN PRODUCTS and RIVERSIDE
                               CARBON PRODUCTS.)

                                  Figure 1
               The Subsidiary Structure of Southern Ventures, Inc.

Elmore Sand & Gravel, Inc. is the foundation supporting the Company's ambitious plan to establish a strong manufacturing presence in North America. Southern Ventures, Inc. recently expanded Elmore's operations by installing a state-of-the-art silica processing plant. The new plant uses Company designed improvements for material handling to generate 2.5 times more silica sand and gravel than the old plant without significantly increasing labor or power costs. Management anticipates the new plant will generate pretax profits exceeding $6 million in 1998.

Southern Ventures, Inc. issued 10 million preferred shares to acquire Elmore Sand & Gravel, Inc. These shares entitle the holders to 80% of the net income earned by Elmore Sand & Gravel, Inc. By retiring the preferred shares, Elmore Sand & Gravel will generate an additional pretax profit to the Common Shareholders of approximately $4.8 million per year.

Riverside Grain Products, Inc. will directly control key raw materials for the charring project and provide substantial new earnings by the incorporation of new technologies into the processing of wheat flour to starch and gluten. Riverside Grain Products, Inc. recently purchased a starch and gluten plant from Archer Daniels Midland Company that will produce gluten for the food industry, high-value starch for the paper industry, a new modified starch for the production of gypsum wallboard and binder starch for the manufacture of charcoal briquettes. Riverside Grain Products, Inc. is presently negotiating the purchase of a flourmill that may provide wheat flour for the starch and gluten plant in addition to semolina for the pasta industry.

Riverside Carbon Products, Inc. licenses technology designed and tested by Southern Ventures, Inc. that simplifies the construction and operation of furnaces which produce char from wood waste at low cost and with improved flexibility of product output. The new furnaces operate more efficiently and generate less pollution than the outdated equipment currently used in the charring industry. Residues from the wood processing industry are raw material for charcoal briquette manufacturing. The Company has obtained twenty year commitments from major sawmills to receive this material at no cost and has completed the acquisition of environmental permits required to construct and operate charring plants in British Columbia, Canada. The Company has the wood supply and intends to install new plants sufficient to dominate the charcoal briquette market in North America.

Although the market for charcoal briquettes has averaged growth of approximately 3% per year over the last 20 years, industry profit margins have steadily declined. The Company will modernize the charcoal briquette industry and generate greatly improved profits by installing new technology and controlling all raw materials used in the manufacture of products. The planned vertical integration of the charcoal briquette project is shown below in Figure 2. Developing the projects indicated will give the Company control over wood char and starch, the raw materials vital to manufacturing charcoal briquettes.

                   Timber                               Wheat
                      V                                  V
                      V                                  V
Lumber  <---- Sawmill Operation                     Flourmill  ---->  Semolina
          (Riverside Carbon Products)        (Riverside Grain Products)
                      V                                  V
                      V  Wood Waste                Flour V
                      V                                  V
Power   <----  Charring Plants                Starch Gluten Plant-->    Gluten
                      V                                  V          "A" Starch
                      V  Char                 "B" Starch V
                      V ---------------><--------------- V
                                       V
                                 Briquette Plant
                           (Riverside Carbon Products)
                                       V
                                       V
                               Charcoal Briquettes

                                   Figure 2
           The Vertical Integration of Charcoal Briquette Manufacture

Company management has the skills and vision required to achieve the principal objective of establishing a strong manufacturing base in North America. By applying new technology and vertical integration, the Company will maximize profitability of the silica mining, starch & gluten and charcoal briquetting industries. Product market dominance will be attained through competitive pricing and aggressive marketing.

In addition to the proceeds of this Offering, the Company plans to raise $33,000,000 over the next two years. Financial proformas prepared by management forecast that the Company will generate net income before taxes as shown below over the next five years, if the financial goals of the Company are realized during this period.

Projected Net Income Before Taxes

                        1998        1999        2000        2001        2002

Elmore              $5,100,000  $5,600,000  $6,000,000  $6,600,000  $7,100,000
Riverside Grain     $9,600,000 $16,300,000 $15,000,000 $22,000,000 $26,100,000
Riverside Carbon          --   $13,600,000 $15,200,000 $16,900,000 $18,700,000
Total Net Income   $14,700,000 $35,500,000 $36,200,000 $45,500,000 $51,900,000

If management objectives are achieved, earnings from Company operations could be considerable, and result in substantially increased value of the Common Shares over the next five years.

Elmore Sand and Gravel, Inc.

Status: New plant construction completed. Plant began operation in October 1997.

Production:  Current production capacity is 600 tons of silica sand and gravel per hour.

Acquisition: The silica mining operation was acquired by the issuance of 10 million preferred shares of Southern Ventures, Inc. stock with a call provision at $0.50 per share. The Company will assume debt of approximately $3,500,000 including completion costs of the new plant.

Profits: Financial proformas prepared by management forecast that Elmore's new plant will generate more than $30 million net income before taxes over the next five years. This is an average of $6 million pretax profit annually, an excellent cash base to launch new projects that have even greater earnings and growth potential.

Elmore is a mining company that produces high-grade silica rock and sand from ancient alluvial deposits in Elmore County, Alabama. Elmore is located in a region that has consistently produced high purity silica sand and gravel. Elmore actively leases more than two thousand acres of private and state lands that can provide high quality materials for at least another twenty years at maximum production levels. An independent engineering study conducted in October 1997 estimates reserves under the Company's current lease to be approximately 38.55 million tons with a current average value of $6.50 per ton.

Silica gravel is used in the manufacture of ferrosilicon, silicon carbide, silicon metal and construction products. Silica sand is used in the manufacture of industrial and optical glass, ceramics, fluxes, steel-making molds, hydraulic fracturing, silica brick, paints and construction products. The primary markets supplied by the Company are the ferrosilicon, decorative landscaping and construction product markets.

Glass and ceramic markets for high purity silica sand command better prices but involve higher transportation costs. Currently the sand produced at the mining site is used in construction products. The Company is actively investigating other markets and is presently examining offers by potential purchasers to deliver sand to additional markets.

To accommodate increased demand for silica gravel, Elmore completed construction of a new plant designed to process 600 tons of gravel and sand per hour. The Company has identified customers for all of the gravel output. To facilitate the sale of additional sand production, the new plant features classification methods that allow Elmore to sell sand into markets not
currently served.   New screening systems produce sand sized in several
categories according to customer specifications.

By retiring the old plant, the Company realized some immediate advantages. Overall production increased by decreasing maintenance downtime. In addition to cost savings each year associated with maintenance, the new plant saves $150,000 per year in royalties paid to private landowners by being located on lands leased from the State of Alabama.

Property Under Lease

Elmore has long-term leases in place to generate products and provide itself a financially secure future. The leased properties are located northwest of Elmore on the west side of Highway 143 in the area surrounding and including Speigner Lake. The land area leased and the written or drawn designation of land for each of those five leases are shown on the vicinity map in the Exhibits.

Twenty-five percent of the designated land is being leased from private landowners. The Company will hold these leases until all silica sand and gravel deposits have been removed and processed.

The remaining fifteen hundred acres are under lease from the State of Alabama. This state lease is for a twenty year period starting in 1985 and has five year options for extensions that can be taken as needed.

Elmore has always exercised an excellent reclamation policy of restoring the land to its original state by returning overburden and filling holes after mining. Owners of adjacent properties containing significant deposits are favorably inclined to lease their lands should the Company require additional reserves in the long term.

Markets - Sand

In the United States, almost half of the silica sand produced is used in the manufacture of glass. Other products include foundry sand, ground silica, filtration sand and hydraulic fracturing sand.

Glass Sand

Silica is the principal glass-forming oxide in a glass batch. Glass manufacturers develop model specifications for each source of silica sand used. These specifications broadly define limits and ranges for chemical and physical properties of the sand, which are used by the manufacturer in calculating the desired batch mix or formula. Some specifications are critical to glassmakers and require very stringent limits on the quantity of impurities in the sand. For example, the total iron oxide content of a batch is extremely crucial when making white or flint glass. Iron is present in almost every raw material used in a glass batch and must be carefully controlled in order to obtain consistent color in the finished product.

Foundry Sand

Foundry molds and cores are the second largest industrial use of silica sand in terms of tons consumed. Foundry sand generally must exceed 98% SiO2 purity levels and limits are placed on the amounts of CaO and MgO present. The more alkaline earth oxides a sand contains, especially CaO, the more synthetic binder is required to make a mold or core. The amount of binder needed is called the acid demand value of a sand.

The shape of sand grains also affects the porosity of a mold. High porosity promotes high green strength and allows the use of less binder. The more angular the sand grains, the lower the porosity and green strength of a mold and the more binder required to form it. Angular grains also resist compacting because of their interlocking nature, so they produce mold densities 8 - 10% lower than round grains.

Ground Silica

Ground silica is used as a functional fill and pigment extender in many industrial products including paint, plastics, rubber, sealants and adhesives. It is also the major batch component in the production of continuous strand fiberglass. The term ground silica denotes a higher value functional filler that modifies the end product in which it is used. The term silica flour connotes lower value filler applications.

Filtration Sand

Specifications for silica sand used as a water filtration medium in the United States are governed largely by the American Water Works Association. The sand must be relatively pure and free of clay, dust, and organic matter. There are no strict guidelines defining grain shape, except that grains should not be elongate or flat. Angular and round grains appear to work equally well.

Hydraulic Fracturing Sand

Hydraulic fracturing sand is used to prop open fissures and voids in bedrock in order to increase the flow of gas, oil and other fluids toward a well. The sand should predominantly consist of durable, well-rounded silica grains with only minor amounts of impurities such as clay, feldspar and calcite.

Markets - Gravel

Ferrosilicon

Silicon is the second most important alloying element (after manganese) for both ferrous and nonferrous metals. Ferrosilicon is produced by smelting a mixture of quartz, metallic iron and a reducing agent in a submerged-arc electric furnace. The resultant ferrosilicon is used in production of steel and cast iron. In addition to chemical composition requirements, strict limits are set for deleterious impurities such as arsenic, sulfur and phosphorous for different grades of ferrosilicon.

Silicon Metal

Silicon metal is used by the chemical industry to produce silicanes, silicones and semiconductor silicone. Silicon metal production is very similar to ferrosilicon production, except addition of metallic iron is not required. Chemical specifications for raw material used in silicon metal production are more restrictive than those used for ferrosilicon.

Silicon Carbide

Silicon carbide (SiC) is formed by smelting silica, carbon and a reducing agent. Chemical purity specifications for silica material used to produce silicon carbide are similar to those used for silicon metal production. Approximately 1.6 tons of crushed silica is used to produce one ton of silicon carbide.

Flux

Massive quartz, quartzite, sandstone and unconsolidated sands are used as flux in smelting base-metal ores. Silica acts as a slagging agent for iron and basic oxides. Silica rocks with diameters between 0.3 and 1 inch are generally used as flux materials.

Production

Untied States production of industrial sand and gravel in 1995 increased by 3% over 1994 levels to 28.2 million metric tons. Growth for the industry from 1993 to 1994 was 6%. Production has increased in response to greater demand for blast, filtration and traction sand; fiber, flat and specialty glass sand; and chemicals and filler containing silica.

Untied States export of silica sand and gravel were valued at $700 million in 1995, virtually unchanged from 1994. Industrial sand and gravel imports more than doubled from 1994 to 1995, but accounted for less than 1% of the total market. Domestic consumption of industrial sand and gravel in 1995 was 26.4 million tons, an increase of about 4% from 1994 levels.

The Midwest leads in industrial sand and gravel production in the United States, producing approximately 44% of the 28.2 million metric tons, followed by the South producing about 34% and the West with 13% of the total production. The six states leading in the production of industrial sand and gravel, in descending order of volume are Illinois, Michigan, New Jersey, California, Wisconsin and Texas. Their combined production represents 50% of the national total.

Prices

Table 1 shows the quantity and value of industrial sand and gravel sold or used by United States producers in 1995. The average value of all industrial sand sold in the South was $19.39 per ton. Since these prices are given as F.O.B. the mining operation, Elmore can significantly increase overall profits by selling sand into one of the markets listed in Table 1 instead of the concrete industry at a rate of $2.50 per ton.

                               South                          US
    Total
   Major Use        Quantity1 Value2 Value per ton Quantity1  Value2 Value per
                                                                        ton
Sand:
Glass                  4,115   70,290     $17.08      10,690   174,200  $16.29
Foundry                1,050   13,000     $12.45       6,760    87,500  $12.94
Ground Silica          2,132   58,860     $27.61       4,212   115,200  $27.35
Filtration               162    2,840     $17.53         400    10,490  $26.23
Hydraulic Fracturing     NA      NA       $30.84       1,580    53,000  $33.67

                               South                          US
     Total
   Major Use        Quantity1 Value2 Value per ton Quantity1  Value2 Value per
                                                                        ton
Gravel:
Silicon, ferrosilicon    NA      NA       $13.09       532      7,160   $13.45
Filtration               NA      NA       $16.70       150      2,400   $16.01
Non metallurgical flux   NA      NA       $18.77       590      8,450   $14.31
Other uses, specified    76      787      $10.36       607      3,910    $6.44

NA - Not available.

1 - Thousands of metric tons.
2 - Thousands of US dollars.
              Source: US Geological Survey.  Gordon P. Eaton, Director.

                                      Table 1
Industrial Sand & Gravel Marketed in the United States in 1995, by Major End
                                       Use

Specifications

Silica sand that is mined and processed for industrial applications must conform to the chemical and physical specifications set by customers. Table 2 summarizes the average minimum quantity of pure silica (SiO2) and maximum allowable impurities (Al2O3, Fe2O3, TiO2) expressed in weight percent for each silica market.

Application            SiO2     Al2O3      Fe2O3     TiO2        Sieve Size

Glass (Flat)          99.5%     0.30%      0.04%     0.10%      200 - 30 mesh
Glass (Container)     98.5%     0.50%      0.035%    0.03%      100 - 30 mesh
Foundry Sand          98.0%       NA        NA         NA       100 - 30 mesh
Ground Silica         97.5%     0.38%      0.10%       NA         < 200 mesh
Filtration Sand       99.4%     0.19%      0.24%     0.12%       50 - 12 mesh
Ferrosilicon          98.0%     0.40%      0.20%       NA         3/4" - 5"
Silicon Metal         99.8%     0.10%      0.10%     0.01%        3/4" - 5"
Silicon Carbide       99.5%     0.30%      0.10%     0.01%        3/4" - 5"
Fluxes                90.0%     1.50%      1.50%       NA         1/4" - 1"

Elmore Sand & Gravel  99.6%     0.06%      0.05%     0.01%      200 mesh - 5"

                                   Table 2
            Industrial Sand & Gravel Specifications, by Application

Sales Strategy

Elmore has a diverse customer base for its gravel products and has served these markets for more than 10 years. Ferro-silicon markets have returned strong profit margins and have been the backbone of Elmore's operations. Management will continue providing excellent service and quality products to its customers. Improvements may be made in choosing markets for Elmore's sand products. Currently, these products are marketed to the concrete and mortar industries and net an average sales price of about $2.50 per ton, well below the national average price for industrial sand.

Transportation cost is an important factor that must be taken into consideration due to relatively low unit prices of various silica markets, except for a few end uses that require a high degree of processing. Before contacting potential customers for industrial sand products, transportation costs will be evaluated as to their impact upon the bottom-line profitability of that particular market.

Once favorable transportation situations are identified, potential customers will be sent product samples for testing. Discounts to current market prices will be offered in order to effectively penetrate selected target markets for industrial sand.

In order to satisfy some industries, further processing of industrial sand may be necessary. In these cases, costs of the additional equipment required for such processing will be factored in the determination of which markets are the most lucrative to enter.

Riverside Grain Products Inc.

Status: Archer Daniels Midland Co. (ADM) signed a Definitive Agreement to sell a starch and gluten plant to the Company for $5.0 million. Included is a 5 year contract for the right to purchase straight-run flour at market price from ADM on payment terms net 90 days.

Production:  A target of 51,000 tons of wheat flour each year will be processed to produce starch and gluten products. The Company plans to install waste recovery systems to achieve high utilization of raw materials.

Capital: Total capital required, including plant purchase, interim operation capital and construction financing, is approximately $8.0 million. ADM has accepted an equity position of $2.0 million in the Company as partial remuneration for the purchase of the starch and gluten plant. ADM has agreed to finance the remaining $3.0 million owed over a two year period. The Company expects to complete negotiations with an investment bank by the end of November 1997 for $3.0 million required to install new equipment.

Markets: North America, Europe and Asia. The Company is pursuing various markets for starch and gluten products. A sales agreement has been signed with Heartland Wheat Growers, L.P. to purchase unmodified starch for the manufacture of dextrinized and oxidized starch. A distribution agreement has been offered by Raisio Chemicals to market Riverside Grain's cationic starch output.

Profits: Financial proformas prepared by management forecast that Riverside Grain will generate more than $88.5 million net income before taxes over the next five years. With Riverside Grain's pretax cash flows exceeding $12 million per year, the Company will have the opportunity to quickly expand all subsidiary operations.

Riverside Grain was formed by the Company to manage and operate the Ogilvie wheat starch and gluten plant in Thunder Bay, Ontario (the "Ogilvie plant"). The Company signed a Definitive Agreement with the Archer Daniels Midland Co.
(ADM) on October 16, 1997 to purchase the Ogilvie plant. As a condition in the Definitive Agreement, ADM was obligated to repair equipment and buildings and restore the plant to operational capacity. All electrical and mechanical systems have been thoroughly inspected and tested by ADM. Company management and engineers have inspected the buildings and processing systems and concur the plant is in operating condition.

The Ogilvie plant has been closed since August 15, 1996. Before shutting down, the Ogilvie plant had been operating for 84 years. During the last ten years of operation, the plant experienced low profitability manufacturing a large number of commodity products to satisfy a variety of customer needs. The manpower and packaging costs dedicated to the production of many low-priced products resulted in poor overall operating efficiency and high operating costs per unit of raw material processed.

Management will significantly increase profitability of the Ogilvie plant by focusing on fewer product lines and recovering the 19% of raw materials previously wasted by discharge in the effluent stream. The Ogilvie plant will produce the following primary product lines:

* Wheat gluten for the food industry
* Cationic starch for the paper industry
* Dextrinized starch for the mining and wall board industries
* Large granule starch for the carbonless paper industry
* B-grade starch for the gypsum wallboard industry
* Protein for the animal feed industry

Producing cationic starch will increase profit margins. Cationic starch offers much higher revenues than the commodity starches previously manufactured. Prior to August 1996, the Ogilvie plant averaged $413.50 and
4.0 man-hours per ton of product sold. In 1998, the plant is expected to average $530.00 and 1.5 man-hours per ton upon implementing management's strategy of streamlining operations and manufacturing products with higher market values.

Recovering plant effluents will increase efficiency. Approximately 19% of the raw materials processed in the past were discarded as waste. This loss of raw material adversely effected the previous owner's ability to maintain a profit. Riverside Grain will install ultrafiltration and reverse osmosis systems to recover these materials which can then be added to the B-grade starch and protein products. These systems will not only recover additional product but will also greatly reduce waste disposal and water utility fees.

Product quality is influenced by raw material quality. Prior management was limited in their ability to manufacture value-added products, due to the poor quality of flour received from the previous owner's flour mills. Current management has corrected this problem by negotiating contracts with ADM for delivery of high quality flour on a "by request" basis with 90 day terms. Riverside Grain is not bound to one supplier for its flour.

The method by which gluten is dried greatly affects its market value. Management believes that by installing gluten spray dryers, Riverside Grain will compete in global markets that would otherwise not be accessible. Management has received several inquires from potential customers willing to pay premium prices for spray dried gluten.

Plant improvements are scheduled to be completed by May 1998. The Ogilvie plant will then process approximately 51,000 tons of Canadian wheat flour each year to produce 6,100 tons of gluten, 16,100 tons of cationic starch, 7,400 tons of dextrinized starch, 4,600 tons of large granule starch, 14,100 tons of B-grade starch and 700 tons of animal feed proteins.

Management is negotiating contracts to purchase approximately 600 tons per month of unmodified A-grade starch. This starch will be processed in addition to the starch derived from wheat flour. Management anticipates excellent profit margins will be generated by converting the unmodified starch to high-value starch.

Production will be marketed in Canada, the United States and Europe although discussions are on-going with several major Asian buyers of specialty gluten and starch products. The Ogilvie plant is situated at the head of Lake Superior, facilitating shipment of products to overseas markets. It is also linked to Canada's rail network and connects directly to many rail lines in the United States.

Management intends to operate the existing equipment at full capacity as soon
as possible, doubling previous output.   This will be accomplished by moving
existing equipment and operations into a new modern facility to be built in Thunder Bay. Management believes that sufficient cash will be available in 1999 to construct the new facility. The current plant will operate until such time the new plant is complete.

Riverside Grain has negotiated with ADM to purchase straight-run flour under contract for 5 years. The flour will contain a minimum of 11.5% protein. Price will fluctuate proportionately with the wheat market. Provisions in the contract will allow Riverside Grain 90 days after flour delivery to complete payment.

The Ogilvie plant will employ 30 people in Thunder Bay. More than $1,000,000 in annual salaries and taxes will be added to the local economy of this region.

Wheat Gluten

Wheat gluten is the natural water-insoluble protein portion of wheat endosperm that is separated in the form of a protein-lipid starch complex during wet processing of wheat flour. Commercial wheat gluten has an average composition of 72.5% protein, 14.7% carbohydrates, 6.4% moisture, 5.7% total fat and 0.7% ash.

Wheat gluten is unique among cereal and other plant proteins because it forms a cohesive and viscoelastic mass suitable for breadmaking and allows wheat flour dough to retain leavening gases. These properties define gluten's superior performance in a variety of products compared to other protein sources.

Gluten consumption in the United States doubled from 1985 to 1995, illustrated below. Consumer preferences shifted to multi-grain and reduced-calorie bread products that require fortification with gluten, resulting in increased demand.

           (This figure shows the steady increase of wheat gluten consumption in the United States with totals doubling from 1985 to 1995.)

                                  Figure 3
                       US Consumption of Wheat Gluten

Wheat gluten prices in the United States ranged between $1,000 and $1,500 per ton for the last twenty years. Prices from 1977 to 1995 are graphically illustrated below.

 (This figure shows a graph of gluten prices in the United States, with prices ranging from $1,000 to $1,500 per ton.)

                                 Figure 4
                         US Price of Wheat Gluten

Produced at more than 50 plants worldwide, wheat gluten is the second largest source of protein for all food applications. Approximately 600,000 tons were produced in 1994, of which 18% were manufactured in North America.

Wheat gluten imported to the United States has doubled over the past 10 years from the European Economic Community (EEC) and Australia. Manufacturers in these countries are subsidized for their starch production, resulting in low operating costs and competitive prices for gluten delivered to United States markets.

Markets

Baking represents the predominant market for wheat gluten, accounting for 63% of total usage worldwide. In the EEC, flour fortification ranks second to baking, followed by pet food applications. North American markets for gluten are shown below.

     (This pie chart shows the North American Gluten Markets in 1994.
       It shows the percentages of applications for total gluten use:
  Baking = 68%, Pet Food = 13%, Flour = 11%, Other = 5%, Cereals = 2% and
                             Seafood = 1%.)

                                   Figure 5
                                Gluten Markets

Bakery Products

Many wholesale and large retail bakeries use wheat gluten to fortify dough when making thinly-sliced bread, whole wheat bread, multi-grain bagels, salad rolls, hamburger buns and pizza crust. Wheat gluten enhances the ability of wheat dough to retain gas and give good oven spring and final loaf volume.

Pet Foods

Wheat gluten supplies protein and specific amino acids to pet foods. Wheat gluten facilitates binding chunks of meat and absorbing natural meat juices. It also acts as stiffening or texturing agent in semi-moist food products imitating the appearance of marbled meat intended for domestic animals.

Meat Products

Due to the binding property and meat-like characteristics of wheat gluten, it improves the use of beef, pork and lamb by restructuring less desirable fresh meat cuts into more palatable steak-type products. Wheat gluten assists binding turkey pieces to produce intact loaves with good slicing qualities.

Calf Milk Replacers

Calf milk replacers are artificial milk or milk imitations that are designed to feed weaned calves. Calves need milk replacers that are held in stable non-viscous emulsion and are palatable. The objective is to achieve protein quality in the replacers equivalent to that of casein. Water soluble wheat gluten is commercially used as a protein replacer for skimmed milk in calf milk formulas.

Films and Coatings

Edible and odor free gluten films and coatings are used to wrap, package or encase cheese, sandwiches and hors d'oeuvres. In confectionery products, edible films serve as oxygen and moisture barriers. In other applications, wheat gluten films and coatings extend the shelf life of foods by offering a selective barrier against the transmission of gases, moisture and solutes.

Other Non-Food Uses

Wheat gluten has special applications in the manufacture of cigarette filters, pharmaceutical tablets and paper coatings. As a component of cigarette filter material, gluten has a high adsorption rate of tar, shows no resistance to smoke passage and does not interfere with the taste of cigarette smoke. In pharmaceutical tablets, gluten acts as a binder. In paper coatings, gluten enhances whiteness, optical brightness, printability and water retention capacity.

Many other non-food applications are possible for wheat gluten, including detergent formulation, adhesives for plywood and ceramics, slow release pharmaceuticals, medical bandages and gloves, dry cell batteries, textiles, leather, rubber, thermal recording materials, fuel cells and fire retardant polyurethane foam. Wheat gluten is a multi-functional, annually renewable protein product.

Competition

Archer Daniels Midland Company (ADM) is one of the world's leading gluten producers with plants in Candiac, Quebec, Keokuk, Iowa and Europe. The two North American plants combined produce 24,000 tons per year. ADM has been in the gluten industry for many years, including previous ownership of Ogilvie Mills and General Mills. During this time they established a loyal customer base and integrated internal markets by acquiring companies such as bakeries that use gluten as raw material.

In addition to the gluten manufactured in North America, ADM markets some of its European gluten in the United States and Canada. Due to European subsidies on starch production, ADM is able to produce gluten at lower costs than North American manufacturers. However, new agreements signed between the United States and the EEC may make it difficult for ADM to import gluten competitively. Currently, ADM markets all of its gluten through direct sales and brokerage firms.

Midwest Grain Company (Midwest Grain) is a major manufacturer of gluten in the United States with plants in Atchison, Kansas as well as Pekin, Illinois. The Pekin location has been shut down due to high operating costs and low priced imports. The Atchison location continues to produce approximately 12,000 tons of gluten per year. This plant uses spray dryers to manufacture gluten for Japanese markets where better prices are received for the product.

Since the Atchison plant was one of the first gluten manufacturing operations in the United States, Midwest Grain has retained a loyal customer base for many years. Midwest Grain sells most of its output through distributors. Manildra Milling (Manildra), an Australian owned company, has been in the North American market for many years with plants in Hamburg, Iowa and Minneapolis, Minnesota. Combined production of these plants exceeds 16,000 tons of gluten per year. Manildra is one of the leading suppliers in the United States, and is the largest Austrailian importer of gluten to the U.S.

The remainder of the gluten consumed in North America is imported from Europe and Australia. Approximately 22,000 tons comes from Europe and 25,000 tons from Australia. European gluten is available at low prices because of the subsidies received by manufacturers for starch production. Most gluten imported from Europe, however, is not as high quality as domestic gluten and is therefore consumed mainly in the pet food industry.

Sales Strategy

Riverside Grain plans to produce approximately 6,100 tons of gluten per year. Riverside Grain will price gluten slightly below current market levels to effectively penetrate selected target markets. These markets include the bread, pet food, cereal, pasta and other food industries.

Riverside Grain will use a direct sales approach to aggressively capture market share in these industries. Three experienced salespeople will work strategic North American locations to focus efforts on leading purchasers of gluten.

Potential customers include Weston, Corporate Foods, McGavin and Kellogg in Canada and Interstate, Earthgrains, Flowers and Heinz in the United States. These companies purchase gluten in large quantities as commodity raw materials. Since their decisions to buy are based primarily on price, management believes Riverside Grain will quickly sell all initial production of gluten by offering a 2% discount on current market prices.

Sales efforts will be concentrated in Canada and the United States to minimize freight costs and maximize advantages created by restrictions these countries have placed on gluten imports. Canadian restrictions keep overseas gluten prices between 7 and 10% higher than domestic gluten.

Management believes gluten prices in the United States will steadily climb throughout 1998 as gluten supplies tighten. This will present many opportunities for export since, under NAFTA, Riverside Grain will enjoy full access to United States markets without restriction.

All gluten output not sold through direct sales will be marketed through commodity brokers and distributors. These brokers and distributors may find channels leading to smaller niche markets than those targeted by Riverside Grain's sales force. Niche markets usually offer higher prices for gluten than large commodity markets.

The baking industry consumes approximately 70% of the gluten in North America. Riverside Grain will announce its re-entry into the marketplace by advertising in periodicals that reach a majority of baking companies, including Milling and Baking News. Riverside Grain also intends to establish memberships with the Institute of Food Technology, the Association of Bakery Engineers and the International Wheat Gluten Association. Such memberships provide access to current industry trends and statistical product information, as well as promote a high profile and stable presence in the gluten industry.

While quantities of gluten purchased by large consumers remain fairly consistent throughout a given year, prices for gluten fluctuate frequently. Consumers generally elect signing 3 to 12 month contracts that fix both quantity and price. Most would prefer gluten prices to change in relation to wheat prices within a given contractual period. This would assure customers that gluten prices are based on fair market value.

Management believes that by establishing a floating price structure based on the price of wheat, Riverside Grain will successfully procure long term contracts which require little renegotiation and inspire strong customer loyalty. Furthermore, a floating price structure will allow Riverside Grain to maintain steady profit margins and accurately prepare for future expansions that may be initiated.

Outlook

Pacific Rim markets for gluten continue to grow at a rapid pace. These markets place greater emphasis on high quality and pay premium prices for gluten with particular specifications. Gluten made from Canadian spring wheat imparts higher protein content and better functionality than gluten made in other parts of the world and is preferred by Japanese markets. Riverside Grain intends to approach Sumitomo and Yuasa as well as other distributors to market its spray-dried gluten in Japan and nearby countries. Management is confident that profit increases of at least 10% may be achieved by selling to these markets.

Mexico, Central America and South America also present excellent opportunities for future growth. Improvements in bread-making technologies have resulted in stronger demand for gluten in these countries. For example, Bimbo Foods in Mexico uses approximately 3,000 tons of gluten per year in the manufacture of its bakery products. Riverside Grain will continue researching such markets to monitor profitable opportunities as they arise.

Riverside Grain will employ an experienced technical staff to enhance customer service and explore niche markets for modified gluten. The pasta, aquaculture, dairy products and meat analogue industries will be evaluated to determine whether such value-added products may be manufactured to obtain even higher returns than are currently projected.

Wheat Starch

Wheat starch is unique due to its bimodal size distribution with distinctive fractions of large and small granules. Classification methods may be used to separate the large and small sizes. Large granule size starches are used in the carbonless and corrugated paper industries. Small granule size starches are used in cosmetics and construction products.

Markets

The total market for starch in North America exceeded 2.5 million tons in 1996. Current applications for wheat starch include:

  Bakery Products
  Adhesives
  Animal Feed
  Charcoal Briquettes
  Construction
  Corrugation
  Carbonless Paper
  Laundry Starch
  White Paper
  Textiles
  Wall Paper Adhesives
  Winding Paper for Cores and Tubes

Wheat starch cooks at lower temperatures than cornstarch or waxy maize. This reduces the quantity of chemicals required to decrease starch gelatinization temperatures.

Wheat starch offers excellent binding characteristics to adhesives, textiles, charcoal briquettes, ceiling tiles and paper products. The extremely white color of wheat starch transfers appearance benefits to various industrial and food applications. Riverside Grain's target markets for wheat starch are the paper, mining, gypsum wallboard, charcoal briquette and food industries.

Paper

Wheat starch enhances the retention of fiber and increases the internal strength of paper. In carbonless paper, wheat starch acts as a blocking agent, spacing layers apart and preventing premature release of ink. Wheat starch increases surface strength and improves printing properties in size pressing applications. When used for surface coating, it binds coating particles to the paper surface.

Corrugating

In the corrugating industry, wheat starch is used as adhesive to bind cardboard box paper layers. Starch is placed on the flute tips of the corrugated piece between the outer layers.

Gypsum Wallboard

Gypsum wallboard is comprised of gypsum crystals, paper and binder. Wheat starch allows the gypsum crystals to be absorbed by the paper and enhances durability.

Charcoal Briquettes

B-starch is used to bind char and fly ash particles in charcoal briquettes. Starch is injected as slurry into paddle mixers that blend the constituents and form a charcoal paste. The paste is briquetted and dried to produce charcoal briquettes.

Food Industry

Wheat starch is often preferred over cornstarch in food applications due to superior color, flavor profile, physical properties and functionality. Wheat starch adds "lightness" to fine pastries, cakes and specialty products. It is used as a thickening agent in sauces, gravies and puddings. The low moisture and bland flavor characteristics of wheat starch make it an excellent carrier in blending dry ingredients. Wheat starch is a better "puffing" agent than cornstarch for puffed cereals.

Competition

Archer Daniels Midland Co. produces 135,000 tons of wheat starch per year at plants in Candiac, Quebec and Keokuk, Iowa for the paper and corrugation industries. ADM currently supplies Provincial Paper in Thunder Bay and Avenor Paper in Dryden.

Manildra Milling produces 70,000 tons of wheat starch per year at plants in Minnesota and Iowa. Value-added starches are not manufactured. Food grade starches are sold to General Mills and Pillsbury under long-term contracts. B-grade starch is sold to an ethanol producer at low prices. The balance of Manildra's starch is sold as a commodity mainly to the ceiling tile industry.

Midwest Grain produces 60,000 tons of wheat starch per year at a plant in Kansas. Approximately 30% is consumed by the potable alcohol industry. The balance is chemically modified to achieve value-added starches. Large granule starch production is dedicated to Appleton Paper for the manufacture of carbonless paper.

Several cornstarch manufacturers including Casco, National, Staley and Minnesota Corn are potential competitors for starch supply to paper mills. Riverside Grain will pursue competitive advantages over these companies by providing expert technical and customer service.

Sales Strategy

Riverside Grain will produce approximately 28,100 tons of wheat starch per year. Cationic starch will comprise 57% of starch production. Raisio Chemicals Inc. has agreed to market all output of cationic starch to the coated paper industry.

Riverside Grain will sell dextrinized starch to the mining industry and to the wallboard industry for special applications. Large granule starch will be sold to the carbonless paper industry. The primary target market for B-grade starch will be the gypsum wallboard industry.

Riverside Grain will use a direct sales approach to aggressively capture market share in targeted industries. Three experienced salespeople will work strategic North American locations to focus efforts on leading purchasers of wheat starch.

Potential customers for industrial applications include Avenor Paper, Provincial Paper, Domtar Corrugating and Sunoco Paper. Potential customers for food applications include Weston, Kellogg, General Mills and Pillsbury. These companies purchase starch in large quantities as commodity raw materials. Since their decisions to buy are base primarily on price, management believes Riverside Grain will quickly sell all initial production of starch by offering a 5% discount on current market prices.

Sales efforts will be concentrated in Canada and the United States to keep freight costs as low as possible. Canadian markets are preferred due to higher market pricing than the United States.

Advertising for starch products will be minimal. Riverside Grain will become a member of the Technical Association of the Pulp and Paper Industries, the Institute of Food Technology and the Association of Bakery Engineers to promote a high profile and stable presence in the starch industry.

Riverside Grain will offer top-notch customer service. A technical department will be devoted to assisting customers and coordinating sales activities with production. Research and development will be ongoing to establish Riverside Grain as the leading company of high quality wheat starch.

Outlook

Markets for modified starch represent the best opportunities for Riverside Grain to maximize long-term profits. Specialty starches for the food industry offer premium prices and will be the first modified starch markets explored.

Japanese markets for value-added starch will be evaluated with the assistance
of Yuasa Trading, a commodity broker and distribution company.   Value-added
starch prices are sufficiently high in Japan to cover freight costs and earn enhanced profits.

Starch markets in Latin and South America are expanding rapidly due to technological improvements developed in the paper and corrugating industries. Numerous exporting opportunities are anticipated to be available by the end of 1998.

Riverside Carbon Products, Inc.

Status: Environmental permits allowing the first charring and briquetting plants to be built have been obtained and 20 year raw material contracts have been signed. Management anticipates that additional contracts for wood waste will be signed over the next three years, providing enough raw material to build at least four more charring and briquetting plant combinations.

Production:  A target of 55,000 tons of char to be produced each year from
             220,000 bone-dry tons of wood waste residues. The Company plans to produce 88,000 tons of charcoal briquettes from this char.

Capital: The total capital required, including interim operation capital and construction financing, is approximately $23.2 million for the first combination of charring and briquetting plants. Management estimates that each future combination of plants will require about $20.0 million to install.

Markets: North America, Europe and Asia. The Company is pursuing various markets for char and charcoal briquettes; at this time no sales or distribution contracts have been signed.

Profits: Financial proformas prepared by management forecast that Riverside Carbon's first combination of charring and briquetting plants will generate more than $64.0 million net income before taxes over the next five years. Management expects that each combination of plants will generate pretax cash flows exceeding $12 million per year. With the raw materials and markets to support the installation of at least 5 combinations of plants, Riverside Carbon has enormous earning and growth potential.

Riverside Carbon was formed by the Company to utilize wood fiber residuals ("hogfuel") generated at Canadian sawmill operations and by-product starch in the manufacture of charcoal briquettes.

For many sawmills, disposal of hogfuel poses severe environmental concerns. Air pollution from wood burning in "beehive" burners and leachate contamination from wood storage in landfills has been under heavy scrutiny in Canada over the last decade. Stringent government regulations have been enacted, resulting in the demand to cease such practices and find alternate uses for waste wood.

Riverside Carbon has obtained the environmental permits necessary to construct and operate two charring plants in northwestern British Columbia, each capable of processing up to 220,000 bone-dry tons of hogfuel per year. Fiber supply agreements have been signed with two sawmills to support the first charcoal plant. Signed agreements with sawmills to support the second plant are being investigated and negotiations for an additional 500,000 bone-dry tons per year are also being pursued. The Company has enough wood fiber under contract to meet its initial production goals.

The initial charring and briquetting plants require a total investment of $23.2 million to generate an estimated $13.6 million net income, equaling an annual return on investment (ROI) exceeding 50%. The briquetting plant will package 88,000 tons of charcoal briquettes per year for sale in the United States and Canada. These figures are only projections of potential operations and are not based on any actual sales. Potential partnerships with major producers of briquettes are being discussed as a way to facilitate construction and financing of the new plants.

Raw Materials

Negotiations continue with forest products companies regarding long-term commitments to provide wood residue to Riverside Carbon for the purpose of making charcoal. Current plans include construction of charring plants at Houston and Carnaby in northwestern British Columbia. Each plant will produce approximately 55,000 tons of charcoal per year from 220,000 bone-dry tons of hogfuel. Environmental permits were issued in January 1997 allowing construction of these plants. These figures are projections and do not reflect any actual production.

Market Information

The barbecue industry is the only significant market for charcoal briquettes. Approximately 869 thousand tons of briquettes were consumed by Americans during barbecue events in 1996. This represented more than $525 million in sales, averaging approximately $605 per ton.

The total tonnage of charcoal briquettes sold over the last 5 years has increased by about 3 percent per year. Charcoal briquette sales in the United States are graphically represented in Figure 6 below.

 (Figure 6 shows the annual production of charcoal briquettes in the United States from 1967 to 1996. The production varies from 350,000 tons per year in
   1967 to 870,000 tons per year in 1997. A curve is drawn though the data points to illustrate the market trends over the period shown.)

                                   Figure 6
   Production of Charcoal Briquettes in the United States from 1967 to 1996.

Production

Due to the wide array of types and blends of wood used as raw materials, many customized "recipes" for briquettes have been developed by the charcoal industry. However, all briquette manufacturers incorporate the following eight stages in production:

1. Preparing - Brands (unburned wood) and tramp metal can seriously damage machinery and cause expensive downtime. Brands are removed manually or with vibrating grates. Heavy duty electromagnets are positioned over the feed belts to remove tramp metals before wood enters the hammermills.

2. Crushing - Hammermills and screening systems reduce raw material to the appropriate size distribution. Consistent particle size with a screen analysis from 1/8" to 200 mesh is necessary for maximum strength, minimum starch and best burning qualities.

3. Feeding - Variable speed feeders are used to assure accurate metering of charcoal, starch and water. Charcoal level indicators are located above the feeders in surge bins with holding capacity of twice hourly production capacity.

4. Mixing - Paddle mixers are used to blend the basic ingredients of char, starch and water. The mixer should provide good retention time and thorough mixing to produce a paste with the consistency of moist earth from which a high quality briquette may be formed with less starch.

5. Forming - Specifications chosen for briquette presses depend on the raw materials and plant capacity. Briquette presses produce standard size (1.5" 1.5" x 1.0") pillow-shaped briquettes.

6. Drying - Oscillating spreaders or distributing conveyors ensure briquettes are evenly dispersed across the width of the dryers to the desired depth. Properly dried briquettes are stronger, easier to light and more stable in storage.

7. Packaging - Vibratory feeders with grates for removing fines uniformly draw briquettes from holding bins to packaging equipment. Feeders are readily adjustable to match packaging rates with package sizes. A wide variety of types and sizes of baggage scales and closing systems are available to meet plant specifications and marketing requirements.

8. Storing - As most charcoal briquettes are sold during the summer months, significant warehouse space is needed to service the cyclical market requirements without idle capacity in winter months. Sufficient space to store up to one-half annual production may be required.

Characterization

Charcoals for industrial use and retail sale are usually manufactured under specifications which fit the ranges of carbon 75 - 85%, ash 18 - 23%, volatile matter 10 - 25% and moisture <6%. The properties exhibited by charcoal briquettes may be adjusted by changing the recipe of char, ash, starch and water in the paddle mixers.

A typical charcoal briquette contains 87% charcoal, 8% starch binder and 5% moisture. The calorific value of charcoal is practically equivalent to that of carbon. Charcoal with a high content of volatile material may be expected to have a slightly greater calorific value than that with a low content of volatile matter.

Current Manufacturers

Two companies manufacture more than 90% of all charcoal briquettes consumed in the United States. Kingsford Products Company is the dominant producer, controlling more than 50% of the total United States market.

Many companies sell charcoal briquettes under private labels. Royal Oak produces the briquettes distributed by approximately 90% of the private label companies included in the "Other" category depicted in Figure 7.

        (This pie chart shows the major U.S. briquette producers as of 1993. The chart shows the various companies' percentages of the market: Kingsford = 50%, Safeway = 20%, Imperial = 20% and Royal Oak = 10%)

                                   Figure 7
          Major Charcoal Briquette Manufacturers in the United States.

Sales Strategy

All Riverside Carbon charcoal briquette products will be sold to independent marketing companies under long-term contracts. The Company is pursuing various markets for both char and charcoal briquettes, at this time no sales or distribution contracts have been signed.

Future Developments

Company engineers are researching a binder which will give charcoal briquettes a plastic-like coating. The briquettes will be easy to light, easy to handle and very clean.

Property in British Columbia

Every effort is being made to locate the charcoal plants as close to the source of wood residue as possible, to minimize the cost of transporting heavy, wet wood residue. To this end, options to purchase land from participating sawmills in Houston have been arranged. Both mills have agreed that these options may be exercised upon issuance of environmental permits and finalization of fiber supply agreements.

Roughly seven acres of land are required at each site to provide adequate space for project buildings, road and rail transport, fiber storage facilities and effluent disposal fields. Locations and site plans for each facility are included in the Exhibits section.

Other Projects Under Development

The following projects are being developed by management as potential projects only.

Briquetting Facility

Riverside Carbon is investigating the possibility of building a briquetting operation in Thunder Bay, Ontario. The briquetting operation would be located within a few kilometers of Riverside Grain's starch and gluten plant.
Charcoal briquettes would be packaged and shipped from Thunder Bay to wholesale distributors in Europe. Starch transportation costs would be eliminated, greatly reducing overall freight costs to service European markets.

Flourmill

The Company is negotiating the purchase of a flourmill in the northern United States. Present negotiations involve the seller acquiring an equity position in the Company. The purchase price for the mill is approximately $8.0 million. The seller has indicated willingness to discuss terms which involve half of the final purchase price being payable in common shares of the Company. Management does not expect the negotiations to be finalized until after the Offering is completed. The flourmill is currently operating and earning strong profits.

Grain Terminal

The Company is evaluating the acquisition of an industrial grain terminal. An independent subsidiary operating under the direction of Southern Ventures, Inc. (Canada) would be established to run the terminal. Grain cleaning and drying equipment would allow the Company to procure contract grown wheat, thereby providing a secure raw material supply for the flour mill and controlled profitability through vertical integration of operations.

Recreational Park

Southern Ventures Inc. (Canada) has submitted a bid to the Ontario Ministry of Citizenship, Culture and Recreation for the acquisition of the Big Thunder Sports Park in Thunder Bay, Ontario. The bid was submitted in October 1997. An equity position was not proposed. Management expects that the bid may be accepted before the completion of this Offering.

Owning Big Thunder Sports Park would provide the Company with excellent marketing and advertising opportunities. International skiing competitions draw global attention. Big Thunder Sports Park hosted the World Nordics in 1995. Events were televised around the world and thousands of spectators and tourists visited the park.

Management intends to develop the existing facilities to establish Big Thunder Sports Park as a high performance center and a four seasons resort. Each phase of development will be financed with cash flows generated from the park. Management predicts that Big Thunder Sports Park will generate pretax profits exceeding $1.0 million per year by 2002.

Business Development

On September 9, 1996, Southern Ventures, Inc. (Canada) was incorporated in Alberta, Canada. Southern Ventures, Inc. (USA) started operation on January 1, 1997, was incorporated under the Laws of the State of Nevada on February 7, 1997 and became the parent of Southern Ventures, Inc. (Canada).

The Company's formation incurred expenses in connection with the initial offering and development of various projects. On January 1, 1997 the Company acquired from Mr. Gordon Tucker and Mr. Bobby Harvey certain assets in the amount of $439,860.37; an unsecured note was made payable jointly to Mr. Tucker and Mr. Harvey at a rate of interest of 8%. Of this amount approximately $110,000 was for the acquisition of certain developing projects. The Company also spent an additional $274,000 in the first quarter of 1997 in further development these and other projects (see Additional Projects Under Consideration). In the second quarter of 1997 the company spent $280,653 on additional research and development of the same projects.

The Company currently has the rights to use patent number 4,385,905 (System and Method for Gasification of Solid Carbonaceous Fuels) issued by the US Patent Office on May 31, 1983 to Company founder, Mr. Gordon Tucker and owned by National SynFuels, Inc. A contract licensing technology to Carbon Products Industries, Inc. (CPI) was acquired on January 1, 1997 from Mr. Tucker and Mr. Harvey that allows CPI to use certain technology developed by the Company to convert wood waste into activated carbon. CPI will pay the Company a royalty of $4.00 per dry ton of material processed using the Company's technology.

On February 4, 1997 the shareholders of the Company entered into an agreement with Mr. Bobby Harvey to participate in an IRS Code Section 368(a)(1)(B) reorganization, in which Southern Ventures, Inc. obtained 100% ownership of the Elmore in exchange for ten million (10,000,000) shares of voting preferred stock of Southern Ventures, Inc. As a result of this transaction, Mr. Harvey has been elected Chairman of the Board of Directors and CEO of Southern Ventures, Inc. (USA). On October 22, 1997 the transaction was consummated between Mr. Harvey and Southern Ventures, Inc.

Mr. Harvey acquired Elmore in 1992. During the period of 1992 to 1994, production at the Tuskegee Sand & Gravel facility was gradually phased out and the Elmore facility was brought to full production capacity. By the beginning of 1994, the Tuskegee mining operation had ceased mining operations and the Elmore site was running at full production capacity of 200 tons per hour. The new plant, built at a cost of approximately $2 million, started production on October 21, 1997 and is producing at a rate of 400 tons per hour with 600 tons per hour expected by February of 1998.

The Company currently has on average 35 full-time employees and one part time employee.

Company Background

On September 1, 1996, Southern Ventures, Inc. (Canada) was incorporated in Alberta. The Company was incorporated in the State of Nevada on February 7, 1997 and became the parent of Southern Ventures, Inc. (Canada) (see "Description of Business"). The Company's formation incurred expenses in connection with the initial offering and development of various projects. On January 1, 1997 the Company acquired from Mr. Gordon Tucker and Mr. Bobby Harvey certain assets in the amount of $ 439,860.37; an unsecured note was made payable jointly to Mr. Tucker and Mr. Harvey at a rate of interest of 8%.

On February 4, 1997 the shareholders of the Company entered into an agreement with Mr. Bobby Harvey to participate in an IRS Code Section 368(a)(1)(B) reorganization, in which Southern Ventures, Inc. obtained 100% ownership of the Elmore in exchange for ten million (10,000,000) shares of voting preferred stock of Southern Ventures, Inc. As a result of this transaction, Mr. Harvey has been elected Chairman of the Board of Directors and CEO of Southern Ventures, Inc. (USA). On October 22, 1997 the transaction was consummated between Mr. Harvey and Southern Ventures, Inc.

Mr. Harvey acquired Elmore Sand & Gravel Inc. in 1992. During the period of 1992-1994, production at the Tuskegee Sand & Gravel facility was gradually phased out and the Elmore facility was brought to full production capacity. By the beginning of 1994, the Tuskegee Sand & Gravel, Inc. had ceased mining operations and the Elmore site was running at full production capacity as it remains today.

Tuskegee Sand & Gravel's present business is to lease equipment operations to Elmore Sand & Gravel. Production at the Elmore site has steadily increased by expanding the number of work shifts and by decreasing plant downtime. Elmore generated an average net income of $142,197 per month based on current 1997 earnings. Management expects the new processing plant to increase net income. Excellent margins assure sufficient earnings to sustain the ambitious growth program planned by the Company.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data as a percentage of net sales:

                                                 Year Ended December 31
                                                 1996     1995       1994

    Revenues..............................    100.0%    100.0%     100.0%
    Cost of Sales.........................     50.4%     59.3%      57.4%
       Gross Profit.......................     49.6%     40.7%      42.6%

    Selling, General and
     Administrative Expenses...............    16.0%     15.1%      15.6%
     Interest Expense......................     3.3%      3.8%       2.4%
    Net Income.............................    30.2%     21.8%      24.5%

Revenues

Revenues consist of gross sales of products less discounts, refunds and returns. Revenues increased 50.2% to $3.4 million in fiscal 1996 from $ 2.3 million for fiscal 1995. This increase was attributable to the Company's continued effort to reach a broader customer base. Additionally, revenues were favorably impacted by increased production and decreased equipment maintenance. The total amount of rock and sand sold was 450,651 tons, 417,249
tons, and 646,219 tons in 1994, 1995 and 1996 respectively.   In 1996 the
total tons sold represented a 64% increase in production from 1995. Revenues decreased to $2.3 million in fiscal 1995 from $2.7 million in fiscal 1994.
The decrease was attributable to the sale of higher priced inventory during fiscal 1994.

Gross Profit Margin

Cost of sales consists of the cost of mining labor plus equipment operation costs and overhead related to the Company's mining operations. The Company's gross profit margin (gross profit as a percentage of net sales) increased to 49.6% in fiscal 1996 from 40.7% in fiscal 1995. This increase was due to the Company's reduced maintenance costs and earlier investments in equipment that improved overall efficiency. The Company's gross profit margin decreased to 40.7% in fiscal 1995 from 42.6% in fiscal 1994, primarily as a result of reduction (sale) of higher priced inventory during fiscal 1994.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses consist of the sales and marketing personnel, travel expenses, general insurance, amortization, customer support expense, advertising, the compensation cost for administration, finance, project development and general management personnel, and legal and accounting fees. Selling, general and administrative expenses as a percentage of net sales were 16% in fiscal 1996. Selling, general and administrative expenses as a percentage of net sales were 15.1% in fiscal 1995. This lower percentage was primarily the result of the increase in customer-related services, management fees, and professional fees. Selling, general and administrative expenses as a percentage of net sales decreased to 15.1% in fiscal 1995 from 15.6% in fiscal 1994 due primarily to the decrease in sales commissions.

Interest Expense

Interest expense as a percentage of net sales decreased to 3.3% in fiscal 1996 from 3.8% in fiscal 1995. This lower percentage was primarily the result of net sales for fiscal 1996 increasing 50% from fiscal 1995. The interest expense decrease was additionally offset by the increase in future investment in plant and equipment, including the continuing construction of a new plant, which began in the third quarter of 1996. The increase in interest expense as a percentage of net sales to 3.8% in fiscal 1995 from 2.4% in fiscal 1994 was due to increase in outstanding indebtedness through investment in equipment.

Six Months Results of Operations

The following table sets forth certain financial results for the first six months of 1997 and 1996. In the opinion of management, this unaudited information is presented on the same basis as the audited Financial Statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments and accruals necessary for a fair presentation of the Company's results of operations for those periods. The quarterly information should be read in conjunction with the audited Financial Statements, unaudited Quarterly Financial Statements and the Notes thereto.

The Company has experienced in the past and will experience in the future quarterly variations in net sales and net income. Thus, operating results for any particular quarter are not necessarily indicative of results for any future period. Factors that have affected quarterly operating results include customer relationships and labor costs, product mix, the level of operating expenses, the condition of the mining industry, the economy in general and competitive considerations.

Most of the Company's revenue in each quarter results from orders received in that quarter. In addition, the timing of individual orders and shipments, customer buying patterns, including potential seasonal considerations affect quarterly results. Although the Company's sales are generally not seasonal, extreme weather conditions can affect the mining, shipment and demands for products. Because the Company's expenses are relatively fixed in the short term, variations in the timing of sales could cause significant fluctuations in operating results from quarter to quarter and may result in lower earnings or cash flows for a given quarter than expected.

Liquidity and Capital Resources

The Company has financed its cash requirements through cash flows from operations along with both short and long-term borrowings. The Company has outstanding loans at interest rates at various spreads above the bank's cost of funds for financing equipment. These credit facilities are secured by various pieces of the Company's machinery. In September 1996, the Company obtained a $1,800,000 secured line of credit with Colonial Bank at a rate of interest of 9.75%. This line of credit was obtained to enable to the Company to construct the new processing plant. Through March 1997, the committed line of credit consists of a total outstanding balance of $1,306,400. The Company has outstanding loans at an interest rate of 8% payable to Mr. Tucker and Mr. Harvey with balances through March 1997 of $436,389 and $295,409 respectively.

The Company's primary capital needs have been to (i) fund working capital requirements, (ii) repay indebtedness, (iii) purchase property and equipment for expansion (iv) fund distributions to its existing shareholder primarily to satisfy his tax liabilities resulting from S Corporation status and (v) fund project development and research. The Company's primary sources of financing have been cash from operations, shareholder borrowings and bank borrowings. The Company believes that its cash flow from operations, available lines of credit and the portion of the net proceeds from this offering used for general corporate purposes will be adequate to fund its operations for at least the next twelve months. Additional funds will be required through equity and/or debt instruments to pursue certain projects. See 'Business of the Company.'

Cash flows from operation were approximately $1,595,416, $553,222, $886,340, $975,510 in fiscal 1996, 1995, 1994 and first six months of 1997, respectively. Cash flows in fiscal 1996 were primarily provided by operating income, increases in accounts payable and an increase in prepaid interest. For fiscal 1995, cash flows from operations were primarily provided by operating income and decreases in accounts receivable. For the first six months of 1997, operating income and accrued payroll liabilities primarily provided cash flows from operations.

Net cash was primarily used in investing activities for expenditures related to facilities and equipment and was $1,781,166, $551,919, $424,696, $1,256,252 in fiscal 1996, 1995, 1994 and first six months of 1997, respectively.
Through the second quarter of 1997, investments increased $459,232 through the acquisition of certain assets and developed projects from the Company's shareholders and $796,979 related to the recent plant expansion. In fiscal 1997 the Company expects to make additional investments in plant expansion. Net cash provided (used) in financing activities was $323,796, ($229,415), ($327,988), $979,726 in fiscal 1996, 1995, 1994 and first half of 1997, respectively. The net cash used in financing activities in fiscal 1996, consisted of payments to outstanding debts and distributions to shareholders. Cash provided by financing activities in fiscal 1996 and the first six months of 1997 was additional long-term debt for plant expansion and developed of Company projects.

Item 18. Description of Property

Gluten / Starch Mill -- Thunder Bay, Ontario Canada
Industry Segment:  Food Processing
Location:          675 Vickers Street, Thunder Bay, Ontario
Legal Description: Plan 778  Lot 5 Lot 8 to 15 and plan M81 Lots 18 to 20 &
                   Plan 78 PT Lots 53 to 60 RP  55R9453 part 1
 Prop. code:                    522  Type: HI

The property, located on the banks of the Kaministikwia River, consists of approximately 8 acres and includes the following buildings:

2-story main office building
Grain elevator structures formerly operated by Saskatchewan Wheat Pool and by
 Ogilvie.
Feed mill
Boiler house
5 story smutts and plant proper with attached offices and dryers.
4 story warehouse
Anamet waste treatment facility
4 silos for bulk flour receipt
Associated trackage
Dock which runs along the warehouse, plant and feed mill

The property consist of the original gluten/starch plant as well as the former Saskatchewan Wheat pool (SWP)-8 site. The main processing building was built in 1912. Buildings of this vintage are usually quite sturdy.

Plant History

The processing building and warehouse are situated on the edge of the Kaministiquia River which is dredged to a depth of 27 feet. A new steel dock with tiebacks was installed in the late 1960's. The dock should be in good condition since this type of dock has an average 70 to 80 year life span. The dock is part of the former SWP-8 holdings.

There are rail lines on the property that are served by the major U.S. and Canadian rail companies. Products manufactured at the facility are A-starch, B-Starch and wheat gluten. The plant's flour throughput on average is approximately 145 tonnes per day.

The mill was closed by ADM in 1996 due to continuous operating losses. Since 1996, both ADM and the City of Thunder Bay have been actively searching for a suitable purchaser. The plant at this time remains out of operation.

Southern Ventures, Inc. -- Cottondale, Alabama.
Industry Segment:  None
Location:          15000 Hwy. 11 North  Cottondale, Alabama USA
Legal Description:
US HW 11
BEG SE COR NW/4;  TH  W 482.8
TO POB; TH W 95.9;  NW ALG N
ROW US HWY  11  290.4;  NW 255.6;
ELY ALG  OLD VANCE RD  398.4; S
35 21S O8W

The property located at 15000 Highway 11 North, Cottondale, Alabama (lot 29-07-35-0-001-004.002) is approximately 4.2 acres and has three buildings erected on the site. The initial living room of the main building has been
expanded to 3000 square feet of office space.   The main shop space connected
to the office building measures 3000 square feet and is used as a product demonstration facility.

Elmore Sand & Gravel, Inc.  Elmore, Alabama
Industry Segment:  Surface Mining
Location:          2036 Maron Spillway Elmore, Alabama  USA

Riverside Carbon, Inc.
Houston: District Lot 334 & 337; Range 5; Coast District. (Includes small sawmill.)


Item 19. Certain Relationships and Related Transactions

There is no family relationship between any of the directors or between any director and any executive officer of the Company except that Dr. David Tucker and Mr. Ross Tucker are brothers.

                  INTEREST OF MANAGEMENT IN MATERIAL CONTRACTS

On January 1, 1997 the Company acquired from Mr. Gordon Tucker and Mr. Bobby Harvey certain assets in the amount of $439,860.37; an unsecured note was made payable jointly to Mr. Tucker and Mr. Harvey at a rate of interest of 8%. Those assets included: automobiles, computers, office equipment and supplies, shop equipment and supplies, leasehold improvements, real property purchase option and, interest in projects that were in the process of being developed.

The Company obtained cash and issued various notes payable to Mr. Harvey with outstanding balances through June 1997 of $295,409.

On February 4, 1997 the shareholders of the Company entered into an agreement with Mr. Bobby Harvey to participate in an IRS Code Section 368(a)(1)(B) reorganization, in which Southern Ventures, Inc. obtained 100% ownership of the Elmore in exchange for ten million (10,000,000) shares of voting preferred stock of Southern Ventures, Inc. As a result of this transaction, Mr. Harvey has been elected Chairman of the Board of Directors and CEO of Southern Ventures, Inc. (USA). On October 22, 1997 the transaction was consummated between Mr. Harvey and Southern Ventures, Inc.

On February 7, 1997 the Company entered into a royalty agreement with National Synfuels, Inc. whereby the Company has the sole and exclusive right to use technology which is patented under U.S. Patent # 4,385,905 (System and Method for Gasification of Solid Carbonaceous Fuels) issued by the U.S. Patent Office on May 31, 1983, in exchange for a royalty of two ($2.00) dollars per dry ton of wood processed into charcoal or fuels. This agreement includes the right of the Company to sublicense this technology.


Item 20. Market for Common Equity and Related Stockholder Matters

Prior to this Offering there has been no established trading market for the Common Shares. The initial public offering price of the Common Shares offered hereby has been arbitrarily determined by the Company. There is no representation that the Common Shares can be resold at the offering price, and there can be no assurance that the price at which the Common Shares will trade in the public market after the Offering will not be lower than the initial public offering price. Prior to this Offering there has been no market for the Common Shares and no market is expected to develop.

Upon consummation of this Offering, the Company will have outstanding 21,897,400 shares of Common Shares. The 1,000,000 Common Shares offered hereby will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Additionally, 20,897,400 shares are owned by insiders of the Company and could be registered pursuant to Rule 144 under the Securities Act.


Item 21. Executive Compensation

Executive Compensation

The following table sets forth a summary of all compensation to be paid by the Company for fiscal 1997 to the Company's executive officers whose total annual salary and bonus for such year exceeds $100,000 (together, the "Named Executive Officers").

Summary Compensation Table

   Name              Position with the Company              Compensation(1)
                                                         Salary       Bonus
   Bobby H. Harvey   Chairman of the Board & CEO         260,000        --

(1) The Company does not currently have any other benefits or bonus plans. It is anticipated that the Named Executive Officers will not receive any compensation beyond their salaries before the completion of the Offering.

No options were granted to nor exercised by any Named Executive Officer at the time of this Offering.

Item 22. Financial Statements

Auditor's Report

Elmore Sand & Gravel Inc. and Tuskegee Sand & Gravel Inc

Report of Arthur J. Odle, CPA PC, Independent Auditors

To The Board of Directors
Southern Ventures, Inc.
Cottondale, Alabama

We have audited the accompanying consolidated balance sheets of Elmore Sand & Gravel Inc. and Tuskegee Sand & Gravel Inc. as of December 31, 1996, 1995, and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elmore Sand & Gravel Inc. and Tuskegee Sand & Gravel Inc. as of December 31, 1996, 1995, and 1994 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

"Arthur J. Odle"
Arthur J. Odle, CPA PC
Montgomery, Alabama
May 15, 1997



           Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc.
                 Consolidated Statement of Financial Position

                                                        December 31
                                            1996          1995         1994
   Assets
Current assets:
   Cash and cash equivalents........... $  167,258    $   29,212    $  257,324
   Accounts receivable.................    553,062       580,252       421,463
   Inventory...........................    405,837       416,087       426,337
     Total current Assets..............  1,126,158     1,025,551     1,105,124

Goodwill...............................     18,563        50,738        77,963
Other assets...........................    227,246        92,007        38,153
Property, plant and equipment..........  3,428,491     1,951,139     1,670,574

     Total assets...................... $4,800,457    $3,119,435    $2,891,814

   Liabilities and Shareholders Equity
Current liabilities:
   Accounts payable.................... $  410,677   $    93,309   $    68,227
   Accrued compensation and payroll taxes   42,289        19,378        14,354
   Current portion of long-term debt...    737,001       478,211       188,074
   Notes payable.......................       --          25,598        99,647
     Total current liabilities.........  1,189,967       616,496       370,301

Long-term liabilities, excluding
current portion........................  1,502,387       670,035       925,431
     Total liabilities.................  2,692,354     1,286,531     1,295,732

Shareholder's equity:
   Common stock........................     51,000        51,000        51,000
   Retained earnings...................  2,057,103     1,781,904     1,545,082
     Total shareholder's equity........  2,108,103     1,832,904     1,596,082

        Total liabilities and
        shareholder's equity........... $4,800,457    $3,119,435   $ 2,891,814

The accompanying notes to consolidated financial statement are an integral part of this statement.


           Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc.
                   Consolidated Statement of Operations

                                                        December 31
                                              1996          1995         1994

Revenues............................... $3,453,797    $2,299,586    $2,709,160
Cost of sales..........................  1,742,042     1,363,990     1,555,668
   Gross profit........................  1,711,755       935,596     1,153,493

Selling, general and
administrative expenses................    554,001       347,560       423,513
Interest expense.......................    115,209        87,057        65,443
   Net income.......................... $1,042,545    $  500,978   $   664,536

Earnings per Common Share.............. $ 2,044.21    $   982.31   $  1,303.01

The accompanying notes to consolidated financial statement are an integral part of this statement.


            Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc.
                     Consolidated Statement of Cash Flows

                                                        December 31
                                             1996          1995         1994

Cash provided (used) by operations:
     Net income........................ $ 1,042,545   $  500,978    $  664,536
   Income charges (credit) not
   affecting cash:
     Depreciation & Depletion..........     303,815      271,354       261,980
     Amortization......................      32,175       27,225        22,275

   Changes in certain working
   capital components:
     Decrease (increase) in inventory..      10,250       10,250          --
     Decrease (increase) in
     accounts receivable...............      27,190     (158,789)      112,665
     Decrease (increase) in
     prepaid interest..................   (130,546)      (50,977)         --
     Decrease (increase) in
     other current assets..............     (4,694)       (2,877)         --
     Increase (decrease) in
     accounts payable, notes payable
     and accrued liabilities...........     314,681      (43,942)    (175,116)
Cash provided by operations............   1,595,416       553,222      886,340

Cash provided (used) by investing activities:
   Additions to property,
   plant and equipment................. (1,818,666)    (601,540)     (488,491)
   Disposals of property,
   plant and equipment.................      37,500       49,621        63,795
Cash used by investing activities...... (1,781,166)    (551,919)     (424,696)

Cash provided by financing activities:
   Additions in long-term debt.........   1,599,805      479,384       859,324
   Reductions in long-term debt........   (503,663)    (444,643)     (200,859)
   Distributions to shareholders.......   (767,346)    (264,156)     (986,453)
Cash provided by financing activities..     323,796    (229,415)     (327,988)

Net increase (decrease) in cash........     138,046    (228,111)       133,656

Cash at the beginning of the year......      29,212      257,324       123,668

Cash at the end of the year............ $   167,258   $   29,212    $  257,324

The accompanying notes to consolidated financial statement are an integral part of this statement.


          Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc.
               Consolidated Statement of Shareholder's Equity

                                                         Retained
                                   Shares      Amount    Earnings        Total

Balance at December 31, 1993.......   510      51,000  $ 1,866,998 $ 1,917,998
   Net Income......................                        664,536
   Distributions to shareholders...                      (986,453)
Balance at December 31, 1994.......   510      51,000  $ 1,545,082 $ 1,596,082
   Net Income......................                        500,978
   Distributions to shareholders...                      (264,156)
Balance at December 31, 1994.......   510      51,000  $ 1,781,904 $ 1,832,904
   Net Income......................                      1,042,545
   Distributions to shareholders...                      (767,346)
Balance at December 31, 1994.......   510      51,000  $ 2,057,103 $ 2,108,103

The accompanying notes to consolidated financial statement are an integral part of this statement.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant accounting policies

Description of Business:
Open pit mining of high grade silica rock and sand.

Fiscal Year:
The Company's fiscal year is a calendar year.

Basis of consolidation:
The consolidated statements include Elmore Sand and Gravel, Inc. and Tuskegee Sand and Gravel, Inc. Inter-company transactions were eliminated for consolidation purposes. Both corporations are solely owned by one shareholder.

Recognition of revenue:
Revenue recognized FOB Plant.

Lease and Royalty Commitments:
The leases obligate the Company to pay royalties, maintenance and reclamation costs. There are approximately two thousand acres currently under long-term leases.

Inventory:

Inventories are stated at the lower of cost or market, determined by using the last-in, first-out (LIFO) method.

Property, plant and equipment:

Property, plant and equipment are recorded at cost. Depreciation for financial reporting purposes is determined on a straight-line basis use half-year convention based upon a estimated useful lives ranging form three to fifteen years.

Goodwill:

Goodwill of $148,500 represents amounts relating to assets acquired in excess of value when Elmore Sand and Gravel Inc. was acquired in 1992.

Income taxes:

Both corporations have elected Chapter S of the Internal Revenue Code for income tax reporting. Accordingly, no provisions are made for Federal and State income taxes.

Note 2 - Property, Plant and equipment:

Property, plant and equipment includes the following:

 December 31                                  1996          1995         1994

 Leasehold...........................   $    8,975   $     5,725   $     1,825
 Mining Equipment....................      646,642       603,340       535,336
 New Plant...........................      933,406       110,066          --
 Office Equipment....................       23,787        20,543        19,608
 Railroad............................      143,500       143,500       143,500
 Rolling Stock.......................    2,584,905     1,694,883     1,624,592
 Service Vehicle.....................      167,521       112,013       113,722
 Shop Equipment......................       27,570        27,570        15,295
 Trailer.............................       55,476        55,476        61,564
 Land................................      256,390       293,890       256,390

                                         4,848,173     3,067,007     2,771,832

 Accumulated Depreciation and Depletion  1,419,682     1,115,867     1,101,258

                                        $3,428,491   $ 1,951,139   $ 1,670,574

Note 3 - Long Term Debt

The Company has outstanding loans at interest rates at various spreads above the banks' cost of funds for financing equipment. These credit facilities are secured by various pieces of the Company's machinery.

In September 1996, the Company obtained a $1,800,000 secured line of credit with a local bank at a rate of interest of 9.75%. Through December 1996, the committed line of credit consisted of a total outstanding balance of $722,452.90.

Note 4 - Common Shares

The outstanding stock for Elmore Sand and Gravel, Inc. is 1,000 shares at $1.00 par. value and Tuskegee Sand and Gravel, Inc. outstanding stock is 500 shares at $100.00 par value. For calculating the earnings per share on the Consolidated Statement of Financial Position an aggregated number of 510 shares is used.

Note 5 - Subsequent Activities

On February 4, 1997 the shareholders of the Company entered into an agreement with Southern Ventures, Inc. to participate in an IRS Code Section 368(a)(1)(B) reorganization, in which Southern Ventures, Inc. will obtain 100% ownership in the Company's outstanding stock in exchange for voting stock in Southern Ventures, Inc.

                         Six Months Financial Statements

                            Southern Ventures, Inc.
                  Consolidated Statement of Financial Position

                                                      Ended June 30
                                            _________________________________

                                            1997(1)      1997(2)         1996
   Assets
Current assets:
   Cash and cash equivalents........... $  135,801    $  121,192   $   265,462
   Accounts receivable.................    641,256       641,256       514,663
   Inventory...........................    405,837       405,837       416,087
      Total current Assets.............  1,182,894     1,168,285     1,196,213
Intangible assets......................    110,046         3,713        35,888
Notes receivable.......................    231,955          --            --
Other assets...........................    250,551       246,281        81,789
Property, plant and equipment..........  4,141,010     4,029,358     2,015,412

        Total assets................... $5,916,456    $5,447,637    $3,329,301

   Liabilities and Shareholders Equity
Current liabilities:
   Accounts payable.................... $  213,354    $  213,354    $   96,530
   Accrued compensation and payroll taxes  376,296        44,260        24,645
   Current portion of long-term debt...    698,304       698,304       436,249
   Notes payable.......................    731,797          --            --
     Total current liabilities.........  2,019,741       955,918       557,424

Long-term liabilities,
excluding current portion..............  2,033,926     2,033,926       305,228
     Total liabilities.................  4,053,677     2,989,845       862,651

Shareholder's equity:
   Common stock........................     18,437        51,000        51,000
   Preferred stock.....................     10,000          --            --
   Additional paid-in capital..........     41,000          --            --
   Retained earnings...................  1,793,342     2,406,792     2,267,956
     Total shareholder's equity........  1,862,779     2,457,792     2,466,650
        Total liabilities and
        shareholder's equity........... $5,916,456    $5,447,637    $3,329,301

(1) This column represents the combined information of the parent company Southern Ventures, Inc. and its subsidiaries Elmore Sand & Gravel and Tuskegee Sand & Gravel. Since operations for the parent company began in January 1, 1997 this is the first month in which its operations are represented. The acquisition of the aforementioned subsidiaries is represented through the pooling method.

(2) For comparative purposes only. This financial information includes only the subsidiaries Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc. This is consistent with the prior period report, which included only these subsidiaries.

The accompanying notes to consolidated financial statement are an integral part of this statement.

                    Southern Ventures, Inc. and Subsidiaries
                Unaudited Consolidated Statement of Operations

                                                      Ended June 30
                                            _________________________________

                                            1997(1)      1997(2)         1996

Revenues............................... $ 2,055,380   $ 2,055,380  $ 1,795,648
Cost of sales..........................     873,155       873,155      978,470
   Gross profit........................   1,182,225     1,182,225      817,178

Selling, general and
administrative expenses................     804,233       205,261      268,034
Interest expense.......................     138,265       123,786       45,862
   Net income.......................... $   239,728   $   853,179   $  503,318
Earnings per Common Share.............. $      0.01   $      0.05   $     0.03
   Outstanding common stock of 18,437,400 shares.

(1) This column represents the combined information of the parent company Southern Ventures, Inc. and its subsidiaries Elmore Sand & Gravel and Tuskegee Sand & Gravel. Since operations for the parent company began in January 1, 1997 this is the first month in which its operations are represented. The acquisition of the aforementioned subsidiaries is represented through the pooling method.

(2) For comparative purposes only. This financial information includes only the subsidiaries Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc. This is consistent with the prior period report, which included only these subsidiaries.

The accompanying notes to consolidated financial statement are an integral part of this statement.


                      Southern Ventures, Inc. and Subsidiaries
                  Unaudited Consolidated Statement of Cash Flows

                                                      Ended June 30
                                            _________________________________

                                            1997(1)      1997(2)         1996

Cash provided (used) by operations:
     Net income........................ $   239,728   $   853,179   $  503,318
   Income charges (credit) not
   affecting cash:
     Depreciation & Depletion..........     201,737       196,112      134,421
     Amortization......................      18,517        14,850       14,850
   Changes in certain working
   capital components:
     Decrease (increase) in inventory..        --            --           --
     Decrease (increase) in
     accounts receivable...............    (88,193)      (88,193)       65,589
     Decrease (increase) in
     prepaid interest..................      10,694        10,694       26,536
     Decrease (increase) in
     other current assets..............    (33,998)      (29,728)     (13,318)
     Increase (decrease) in
     accounts payable, notes payable
     and accrued liabilities...........     136,684     (195,352)     (17,111)
Cash provided by operations............     485,168       761,562      711,285

Cash provided (used) by investing activities:
   Additions to intangible assets......   (110,000)          --           --
   Additions to property,
   plant and equipment.................   (914,256)     (796,979)         --
   Disposals of property,
   plant and equipment.................        --            --         37,500
   Additions to other non-current assets  (231,955)          --           --
Cash used by investing activities...... (1,256,212)     (796,979)       37,500

Cash provided by financing activities:

   Additions in long-term debt.........     761,793       761,793       23,663
   Reductions in long-term debt........   (268,951)     (268,951)    (430,432)
   Increase in notes payable...........     731,797          --           --
   Proceeds from issuance of stock.....      18,437          --           --
   Distributions to shareholders.......   (503,491)     (503,491)    (105,766)
Cash provided by financing activities..     739,586      (10,648)    (512,535)

Net increase (decrease) in cash........    (31,457)      (46,066)      236,250

Cash at the beginning of the period....     167,258       167,258       29,212

Cash at the end of the period.......... $   135,801   $   121,192   $  265,462

(1) This column represents the combined information of the parent company Southern Ventures, Inc. and its subsidiaries Elmore Sand & Gravel and Tuskegee Sand & Gravel. Since operations for the parent company began in January 1, 1997 this is the first month in which its operations are represented. The acquisition of the aforementioned subsidiaries is represented through the pooling method.

(2) For comparative purposes only. This financial information includes only the subsidiaries Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc. This is consistent with the prior period report, which included only these subsidiaries.

The accompanying notes to consolidated financial statement are an integral part of this statement.


Notes to Consolidated Financial Statements

Six Months Financial Statements

Note 1 - Summary of Significant accounting policies

Description of Business:

Opening pit mining of high grade silica rock and sand, manufacturing of starch and gluten, charcoal, charcoal briquettes and related charcoal based products.

Fiscal Year:

The Company's fiscal year is a calendar year.

Basis of consolidation:

The consolidated statements include Elmore Sand and Gravel, Inc., Tuskegee Sand and Gravel, Inc. and Southern Ventures, Inc. The pooling method was used for the accounting of the acquisition of these subsidiaries. Inter-company transactions were eliminated for consolidation purposes.

Recognition of revenue:

Revenue recognized FOB plant.

Lease and Royalty Commitments:

The leases obligate the Company to pay royalties, maintenance and reclamation costs. There are approximately two thousand acres currently under long-term leases.

Inventory:

Inventories are stated at the lower of cost or market, determined by using the last-in, first-out (LIFO) method.

Property, plant and equipment:

Property, plant and equipment are recorded at cost. Depreciation for financial reporting purposes is determined on a straight-line basis, based upon an estimated useful life ranging from three to fifteen years.

Intangible assets:

Intangible assets consist of goodwill and various project purchased by Company. Goodwill of $148,500 represents amounts relating to assets acquired in excess of value when Elmore Sand and Gravel Inc. was acquired in 1992.

Income taxes:

Subsidiaries Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc. have to date elected Chapter S of the Internal Revenue Code for income tax reporting. See Note 5 - Subsequent Activities.

Note 2 - Property, Plant and equipment:

Property, plant and equipment includes the following:

                                                  June 30, 1997  June 30, 1996

 Leasehold......................................   $     78,975   $      5,725
 Mining Equipment...............................        646,642        633,161
 New Plant......................................      1,496,738        228,491
 Office Equipment...............................         50,045         22,761
 Railroad.......................................        143,500        143,500
 Rolling Stock..................................      2,805,975      1,706,174
 Service Vehicle................................        181,531        148,953
 Shop Equipment.................................         37,832         27,570
 Trailer........................................         64,810         55,476
 Land...........................................        256,390        293,890

                                                      5,762,429      3,265,700

 Accumulated Depreciation and Depletion.........      1,621,419      1,250,288

                                                   $  4,141,010   $  2,015,412

Note 3 - Intangible Assets

Intangible Assets include the following:

                                                  June 30, 1997  June 30, 1996

 Goodwill.......................................   $    148,500   $    148,500
 BC Briquette Project...........................         90,000             -
 Firebrick Project..............................          5,000             -
 Thunder Bay Project............................         15,000             -
                                                        258,500        148,500
 Accumulated Depreciation and Depletion.........        148,454        112,612

                                                   $    110,046   $     35,888

Note 4 - Long Term Debt

The Company has outstanding loans at interest rates at various spreads above the bank's cost of funds for financing equipment. These credit facilities are secured by various pieces of the Company's machinery. In September 1996, the Company obtained a $1,800,000 secured line of credit with Colonial Bank at a rate of interest of 9.75%. The line of credit was obtained to enable the company to construct the new processing plant. Through June 1997, the committed line of credit consists of a total outstanding balance of $1,306,400. The Company has outstanding loans at an interest rate of 8% payable to Mr. Tucker and Mr. Harvey and various notes for operation capital loans payable to Mr. Harvey with balances through June 1997 of $425,325 and $295,409 respectively.

Note 5 - Subsequent Activities

On February 4, 1997 the shareholders of the Company entered into an agreement with Mr. Bobby Harvey to participate in an IRS Code Section 368(a)(1)(B) reorganization, in which Southern Ventures, Inc. obtained 100% ownership of the Elmore in exchange for ten million (10,000,000) shares of voting preferred stock of Southern Ventures, Inc. As a result of this transaction, Mr. Harvey has been elected Chairman of the Board of Directors and CEO of Southern Ventures, Inc. (USA). On October 22, 1997 the transaction was consummated between Mr. Harvey and Southern Ventures, Inc.

On July 31, 1997 five hundred thousand (500,000) shares of common stock were sold at a price of one ($1) dollar per share.


Item 23. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Not Applicable.


Item 24. Indemnification of Directors and Officers

The Company's Articles of Incorporation provide that, pursuant to Nevada law, each director shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to the Company and its stockholders. In addition, the Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. The Company also contemplates entering into indemnification agreements with its officers and directors.

The Company's Articles of Incorporation provide that no officer or director will be personally liable to the Company or any stockholder for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of dividends in violation of the Corporation Law. If the Corporation Law is amended or interpreted to eliminate or limit further the personal liability of directors or officers, then the liability of all directors and officers automatically will be eliminated or limited to the full extent then so permitted. These provisions in the Articles of Incorporation do not eliminate the fiduciary duties of the directors and officers and, in appropriate circumstances, equitable remedies such as injunctive relief or other forms of non-monetary relief will remain available under Nevada law. In addition, these provisions do not affect responsibilities imposed under any other law, such as the federal securities laws or state or federal environmental laws.

The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted under the Corporation Law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. The Company intends to seek liability insurance for its officers and directors.

Prior to the consummation of the Offering, the Company anticipates that it will enter into separate indemnification agreements with each of its directors and officers. These agreements will require the Company, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions involving intentional misconduct, fraud or a knowing violation of law), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to cover such persons under any directors' and officers' liability insurance policy maintained by the Company. These indemnification agreements will be separate and independent of the indemnification rights under the Bylaws and are irrevocable.


Item 25. Other Expenses of Issuance and Distribution

The following are the estimated expenses:

Audit                            $13,000
Equipment Appraisal               $5,000
Filing Fee                        $3,000
Engineering Report (Reserves)     $5,000
Printing                         $75,000
Postage                          $38,000
State Filing Fees                $40,000
Advertising                      $46,000
Web Site Development              $5,000
Legal Fees                      $120,000

Total                           $350,000


Item 26. Recent Sales of Unregistered Securities

Table 9 lists the names and shares purchased within the last three years.

Number of                                                             Offering

Shares Sold   Class of Shares  Date Sold       Class of Purchaser       Price

 18,437,400  Common Shares     April 15, 1997   Insider(1)              $0.001
  1,960,000  Common Shares     April 15, 1997   Insider(2)              $1.020
 10,000,000  Preferred Shares  April 15, 1997   Insider(3)              $0.500
    500,000  Common Shares     July 31, 1997    Insider(4)              $1.000

                                     Table 9
                      Recent Sales of Unregistered Securities

(1) All of the shares sold in the indicated offering were sold to directors, officers and insiders of the Company or their families and close personal friends who, through their relationship with a director, officer or insider of the Company, have intimate knowledge of the business of the Company and therefor meet the definition of "sophisticated investor." These shares were sold at par value and relied on the Private Offering Exemption from registration under Section 4(2) of the Securities Act.

(2) The Company has negotiated the purchase of a starch and gluten plant in Thunder Bay, Ontario from ADM for a total consideration of $5,000,000. Of this amount, $2,000,000 is paid through the issuance of common shares of the Company equaling 9% of the total Common Shares on a fully diluted basis or 1,960,000 shares upon completion of the Offering. It should be noted that if the Company fails to achieve listing status on an exchange by January 16, 1998, the shares reserved for Archer Daniels Midland may be canceled and the $2,000,000 payment made due and payable at ADM's option. See "Material Contracts." ADM qualifies as a "sophisticated investor" and as a result of the transaction has become an insider of the Company. The shares were therefor sold pursuant to the Private Offering Exemption from registration under Section 4(2) of the Securities Act.

(3) The Company has negotiated the purchase of Elmore Sand & Gravel, Inc. and Tuskegee Sand & Gravel, Inc. from its Chairman and CEO, Mr. Bobby H. Harvey through the issuance of 10,000,000 Preferred Shares under an IRS Code Section 368(a)(1)(B) reorganization. See "Material Contracts" and "Management's Discussion and Analysis or Plan of Operation." The shares were issued pursuant to the Private Offering Exemption from registration under Section 4(2) of the Securities Act.

(4) All of the shares sold in the indicated offering were sold to directors, officers and insiders of the Company or their families and close personal friends who, through their relationship with a director, officer or insider of the Company, have intimate knowledge of the business of the Company and therefor meet the definition of "sophisticated investor." These shares were sold at per value and relied on the Private Offering Exemption from registration under Section 4(2) of the Securities Act.


Item 27. Exhibits

Exhibits are attached to end of document as follows:

Articles of Incorporation ............... EX-3.(i)
Corporate Bylaws ........................ EX-3.(ii)
ADM Definitive Agreement ................ EX-10.(i)
License Agreement w/ CPI ................ EX-10.(ii)
License Agreement w/ NSI ................ EX-10.(iii)
Northwood Woodwaste Agreement ........... EX-10.(iv)
HFP Woodwaste Agreement ................. EX-10.(v)
List of Subsidiary Companies ............ EX-21
Financial Data Schedule ................. EX-27
Permit PA14845 .......................... EX-99.(i)
Permit PA14846 .......................... EX-99.(ii)
Permit PE14859 .......................... EX-99.(iii)
Permit PE14860 .......................... EX-99.(iv)
Letter from Heartland ................... EX-99.(v)
Mine Reserve Survey ..................... EX-99.(vi)

Item 28. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shll be deemed to be the initial bona fide offering of those securities.


****SIGNATURES*****

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on the Form SB-2/A and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Cottondale, State of Alabama on November 24, 1997.

Southern Ventures, Inc. a Nevada Corporation

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

"Bobby H. Harvey"
Bobby H. Harvey            CEO, President and Chairman
11/22/97

"Ross G. Tucker"
Ross G. Tucker             Vice President and Director
11/22/97

"Dennis H. Saunders"
Dennis H. Saunders         Vice President
11/24/97

"Chester I. Wright"
Chester I. Wright III      Treasurer and Director
11/22/97

"David C. Parsons"
David C. Parsons           Vice President and Director
11/24/97

"David Tucker"
David Tucker               Director
11/22/97

"Elaine Knapp"
E. Elaine Knapp            Secretary and Director
11/22/97

"W. B. Wood"
W. Benjamin Wood           Vice President and Director
11/22/97